CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

82-4507

5 January 2007

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 1 December 2006 till 29 December 2006, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

Ng Chooi Peng
Secretariat Manager

Encs

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited - "Level of Acceptance of The Exit Offer"	1 Dec 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Increase in issued and paid-up share capital of indirect associated company, Alpine Return Sdn. Bhd."	4 Dec 2006	SGX-ST Listing Manual
Annoucement by CapitaLand Limited – "Close of the exit offer and compulsory acquisition"	4 Dec 2006	SGX-ST Listing Manual
Announcement and news release by The Ascott Group Limited - "(1) Ascott enters into new joint venture in Hanoi to own and operate proposed serviced residence, 'Somerset Hoa Binh, Hanoi'; and (2) Ascott entrenches leadership in Vietnam, adds prime property in Hanoi with total investment of US$23.5 million"	6 Dec 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "CapitaRetail *China Trust - Balloting and Placement Annnouncement* "	7 Dec 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiary, MCDF Management Pte. Ltd."	7 Dec 2006	SGX-ST Listing Manual
Announcement and news release by The Ascott Group Limited - "(1) Establishment of indirect wholly owned subsidiary - Ascott (Mauritius) Company Limited; (2) Novation of master development agreement with Rattha Holding Company Private Limited; (3) Ascott Mauritius signs two new joint venture agreements with RHC; and (4) Ascott builds strong foothold in India by securing two more properties *in Chennai and Bangalore*"	7 Dec 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "CRCT Rule 232 and Rule 240 Announcement"	7 Dec 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "CapitaRetail China Trust ("CapitaRChina") - Admission of 475,630,513 units to be official list of SGX-ST "	7 Dec 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Listing of CapitaRetail China Trust"	8 Dec 2006	SGX-ST Listing Manual
Announcement by CapitaRetail China Trust Management Limited – "Sale of 193,300,000 units in CapitaRetail China Trust"	8 Dec 2006	For Public Relations Purposes
Announcement and news release by CapitaLand Limited – "Joint venture agreement with South Saigon Development Corporation "	8 Dec 2006	SGX-ST *Listing Manual and* For Public Relations Purposes
Announcement by CapitaLand Limited – "Statement following the Business Times report dated 8 December 2006"	8 Dec 2006	SGX-ST Listing Manual
Media statement issued jointly by Kerzner International and CapitaLand Limited – "Sentosa IR bid"	8 Dec 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Amethyst Holdings Pte Ltd – Company in members' voluntary liquidation"	8 Dec 2006	SGX-ST Listing Manual

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaRetail China Trust Management Limited – "CapitaRetail China Trust closes 59% higher on debut of trading"	8 Dec 2006	For Public Relations Purposes
News Release by CapitaLand Limited - "CapitaLand launches Quill Capita Trust in Malaysia with the Quill Group"	11 Dec 2006	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "CapitaCommercial Trust offered right of first refusal by CapitaLand to subscribe for units in Quill Capita Trust"	11 Dec 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Clarifications on the media reports relating to CapitaLand's aim to launch six more Reits worth $10b"	11 Dec 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Compulsory acquisition of shares in Raffles Holdings Limited by CapitaLand Limited"	11 Dec 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Capital Reduction by indirect wholly-owned subsidiary, Hua Hong Holdings Pte. Ltd."	11 Dec 2006	SGX-ST Listing Manual
Announcement by Raffles Holdings Limited – "Date of Delisting from the Official List of Singapore Exchange Securities Trading Limited"	11 Dec 2006	For Public Relations Purposes
News release by CapitaLand Limited - "CapitaLand launches the largest Shariah compliant real estate fund of its kind in the GCC region and Asia"	12 Dec 2006	For Public Relations Purposes
Announcement and news release by Ascott Residence Trust Management Limited - "(1) Purchase of Shoan Heights Serviced Apartment, Melbourne, Australia; and (2) Ascott Residence Trust enters Australian market with yield accretive acquisition in Melbourne"	12 Dec 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Exercise of over-allotment option in connection with the initial public offering of units in CapitaRetail China Trust"	12 Dec 2006	SGX-ST Listing Manual
Announcement by CapitaRetail China Trust Management Limited – "Exercise of over-allotment option"	12 Dec 2006	For Public Relations Purposes
News release by CapitaLand Limited - "CapitaLand launches first Malaysia Commercial Development Fund with development value of US$1 billion (S$1.5 billion)"	13 Dec 2006	For Public Relations Purposes
News release by CapitaCommercial Trust Management Limited - "CCT accepts offer to invest in Quill Capita Trust"	14 Dec 2006	For Public Relations Purposes
Announcement and news release by Ascott Residence Trust Management Limited - "(A) Acquisitions of an aggregate of 40 percent of the issued share capital of (1) East Australia Trading Company (S) Pte Ltd; and (2) East Australia Trading Company Limited; and (B) Ascott Residence Trust expands portfolio in Vietnam"	14 Dec 2006	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Change of address of share registrar and place where register of members are kept"	15 Dec 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Capital reduction of wholly-owned subsidiary, CapitaLand Commercial and Integrated Development Limited"	15 Dec 2006	SGX-ST Listing Manual
News release by CapitaLand Limited – "CapitaLand acquires third residential site in Foshan City"	15 Dec 2006	For Public Relations Purposes
Announcement by Australand - "Australand sells industrial property portfolio for $150.5M"	18 Dec 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Star Assets Property Limited – Company in members' voluntary liquidation"	18 Dec 2006	SGX-ST Listing Manual
News release by CapitaLand Limited's associated company, Quill Capita Management Sdn Bhd - "Quill Capita Trust Institutional Offering 12.41 times subscribed"	19 Dec 2006	For Public Relations Purposes
Joint news release by CapitaLand Limited and YNH Property Bhd – "CapitaLand and YNH Property sign MOU to jointly develop prime site in Kuala Lumpur Golden Triangle"	20 Dec 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Chengdu Raffles Industry Co., Ltd.	21 Dec 2006	SGX-ST Listing Manual
News release by CapitaLand Limited – "CapitaLand acquires a 5.45% stake in leading Kansai Residential Developer, SAMTY Co., Ltd."	21 Dec 2006	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand's joint venue company acquires first residential site in Chengdu City, Sichuan Province"	26 Dec 2006	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand celebrates the completion of Clarke Quay's S$85 million redevelopment works"	26 Dec 2006	For Public Relations Purposes
News release by CapitaLand Limited's associated company, Quill Capita Management Sdn Bhd - "Quill Capita Trust Closes Retail Offering with 7.6 times demand"	27 Dec 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Increase in issued and paid-up capital of CapitaLand Treasury Limited"	28 Dec 2006	SGX-ST Listing Manual
Joint news release by Malaysian Resources Corporation Berhad (MRCB), CapitaLand Limited (CapitaLand) and Quill Group of Companies (Quill) - "MRCB, CapitaLand and Quill form Joint Venture company and acquire site for prime project in KL Sentral"	28 Dec 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Divestment of indirect wholly-owned subsidiary, CapitaRetail China Investments (B) Beta Pte. Ltd."	28 Dec 2006	SGX-ST Listing Manual

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by The Ascott Group Limited – "Completion of acquisition of a 40-percent interest in Chennai joint venture company"	28 Dec 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Completion of sale of stake in D.L. Properties Ltd"	29 Dec 2006	SGX-ST Listing Manual

S:\Sec\ADR\2006\Listing\Dec 2006.doc

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number 198900036N

ANNOUNCEMENT

LEVEL OF ACCEPTANCE OF THE EXIT OFFER

---

1. Introduction

CapitaLand Limited ("**CapitaLand**") refers to its exit offer letter ("**Exit Offer Letter**") and the circular issued by Raffles Holdings Limited ("**RHL**") to its shareholders ("**Circular**"), both dated 30 October 2006, which contain details of the delisting exit offer by CapitaLand to acquire all the ordinary shares ("**Shares**") in the capital of RHL other than those already held, directly or indirectly, by CapitaLand ("**Offer Shares**").

Unless otherwise defined, capitalised terms used in this Announcement shall have the same meanings as defined in the Exit Offer Letter and the Circular.

RHL had announced on 17 November 2006 that at the extraordinary general meeting ("**EGM**") held by RHL on the same day, the Ordinary Resolution to delist RHL from the Official List of the Singapore Exchange Securities Trading Limited as set out in the Notice of EGM dated 30 October 2006, and put to the meeting, was duly passed.

2. Level of Acceptance of the Exit Offer

(a) **Acceptances of the Exit Offer.** As at 5.00 p.m. on 1 December 2006, CapitaLand has received valid acceptances amounting to 768,546,010 Offer Shares, representing approximately 35.99 per cent. of issued Shares[1].

(b) **Shares held before the Announcement Date.** Prior to the Announcement Date (as defined in the Circular), CapitaLand held, through its wholly-owned subsidiaries CapitaLand Corporate Investments Pte Ltd and Areca Investment Pte Ltd, a total of 1,249,273,450 Shares, representing 58.51 per cent. of issued Shares.

(c) **Shares acquired or agreed to be acquired after the Announcement Date and up to 5.00 p.m. on 1 December 2006 (other than pursuant to valid acceptances of the Exit Offer).** Between the Announcement Date and 5.00 p.m. on 1 December 2006, CapitaLand has not acquired or agreed to acquire any Shares other than pursuant to valid acceptances of the Exit Offer.

[1] In this Announcement, the total number of Shares in the issued share capital of RHL is 2,135,177,756.

Accordingly, as at 5.00 p.m. on 1 December 2006, the total number of (a) Shares owned, controlled or agreed to be acquired by CapitaLand, and (b) valid acceptances of the Exit Offer, amounting to an aggregate of 2,017,819,460 Shares, representing approximately 94.50 per cent. of issued Shares.

3. Closing Date of the Exit Offer

The Exit Offer will remain open for acceptance until 3.30 p.m. on 4 December 2006.

4. Responsibility Statement

The directors of CapitaLand (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed are fair and accurate and that no material facts have been omitted from this Announcement, the omission of which would make any statement in this Announcement misleading in any material respect, and they jointly and severally accept responsibility accordingly.

Where any information in this Announcement has been extracted from published or otherwise publicly available sources or obtained from RHL, the sole responsibility of the directors of CapitaLand has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

By Order of the Board

Low Sai Choy
Company Secretary
1 December 2006

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF INDIRECT ASSOCIATED COMPANY, ALPINE RETURN SDN. BHD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Acegoal Pte. Ltd. ("Acegoal") has subscribed for an additional 74,970 ordinary shares of RM1 each in the capital of Alpine Return Sdn. Bhd. ("Alpine Return"), an indirect associated company of CapitaLand, at an aggregate subscription price of RM74,970 by way of capitalisation of shareholder's advance (the "Subscription").

Subsequent to the Subscription, Acegoal now holds 75,000 ordinary shares of RM1 each (equivalent to 30% stake) in the capital of Alpine Return. The total issued and paid-up capital of Alpine Return has increased from RM100 to RM250,000.

The other shareholders of Alpine Return are United Malayan Land Bhd (a 21.58% indirect associated company of CapitaLand) and Bolton Berhad (a party unrelated to CapitaLand Group), each holds a 35% stake in Alpine Return.

With the above Subscription, CapitaLand's indirect effective interest in Alpine Return remains at 37.55%.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
4 December 2006

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number 198900036N

ANNOUNCEMENT

CLOSE OF THE EXIT OFFER AND COMPULSORY ACQUISITION

1. Introduction

CapitaLand Limited ("**CapitaLand**") refers to its exit offer letter ("**Exit Offer Letter**") and the circular issued by Raffles Holdings Limited ("**RHL**") to its shareholders ("**Circular**"), both dated 30 October 2006, which contain details of the delisting exit offer by CapitaLand to acquire all the ordinary shares ("**Shares**") in the capital of RHL other than those already held, directly or indirectly, by CapitaLand ("**Offer Shares**").

Unless otherwise defined, capitalised terms used in this Announcement shall have the same meanings as defined in the Exit Offer Letter and the Circular.

2. Close of the Offer

CapitaLand wishes to announce that the Exit Offer has closed as of 3.30 p.m. on 4 December 2006 (the "**Closing Date**"). **Accordingly, the Exit Offer is no longer open for acceptance and any acceptances received thereafter will be rejected.**

3. Level of Acceptance of the Exit Offer

(a) **Acceptances of the Exit Offer.** As at 3.30 p.m. on the Closing Date, CapitaLand has received valid acceptances amounting to 825,812,066 Offer Shares, representing approximately 38.68 per cent. of issued Shares[1].

(b) **Shares held before the Announcement Date.** Prior to the Announcement Date (as defined in the Circular), CapitaLand held, through its wholly-owned subsidiaries CapitaLand Corporate Investments Pte Ltd and Areca Investment Pte Ltd, a total of 1,249,273,450 Shares, representing 58.51 per cent. of issued Shares.

[1] In this Announcement, the total number of Shares in the issued share capital of RHL is 2,135,177,756.

Where any information in this Announcement has been extracted from published or otherwise publicly available sources or obtained from RHL, the sole responsibility of the directors of CapitaLand has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

By Order of the Board

Low Sai Choy
Company Secretary
4 December 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	06-Dec-2006 17:40:38
Announcement No.	00074

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, The Ascott Group Limited - "(1) Ascott enters into new joint venture in Hanoi to own and operate proposed serviced residence, 'Somerset Hoa Binh, Hanoi'; and (2) Ascott entrenches leadership in Vietnam, adds prime property in Hanoi with total investment of US$23.5 million"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matters, as attached for information.
Attachments:	Ascott.annc.Joint.Venture.Hoa.Binh.6Dec06.pdf Ascott.NewsRelease.Joint.Venture.HoaBinh.6Dec06.pdf Total size = **211K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED

(Co. Reg No. 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

ASCOTT ENTERS INTO NEW JOINT VENTURE IN HANOI TO OWN AND OPERATE PROPOSED SERVICED RESIDENCE, "SOMERSET HOA BINH, HANOI"

(1) Somerset Hoa Binh, Hanoi

The Ascott Group Limited (the "**Company**") wishes to announce that its indirectly wholly owned subsidiary, Somerset Hoa Binh (S) Pte. Ltd. ("**SHBS**") has entered into a joint venture agreement ("**JV Agreement**") with Hoa Binh Company Limited ("**HBC**") and has set up a joint venture enterprise in Hanoi, Vietnam known as "Somerset Hoa Binh Joint Venture Company Limited" ("**SHBJV**") to acquire, own and operate a 206-unit serviced residence in Hanoi's prime Cau Giay District, to be known as "Somerset Hoa Binh, Hanoi" (the "**Project**")

HBC is an established group in Hanoi, Vietnam with diversified business interests in real estate trading and construction, manufacturing of industrial and mechanical equipment, food production, motorbike assembly, travel and import-export trading.

The total investment and development costs of the Project will amount to approximately USD26.1 million. SHBS' investment comprises a cash consideration of USD7.2 million representing a 90-percent stake in SHBJV based on a total registered charter capital of USD8.0 million and (ii) shareholder's loans to SHBJV of about USD16.3 million, in proportion to its share of capital contribution in SHBJV. On the other hand, HBC's investment comprises (i) a cash consideration of USD0.8 million representing the remaining 10 percent of the total registered charter capital; and (ii) shareholder's loans to SHBJV of about USD1.8 million, in proportion to its share of capital contribution in SHBJV.

Ascott International Management (2001) Pte. Ltd., a subsidiary of the Company, will be appointed to manage, on an exclusive basis, Somerset Hoa Binh, Hanoi for a term of 10 years with an option to renew for a further term 10-year term.

(2) Rationale

Vietnam is an attractive market with strong growth potential for the serviced residence industry. The aforesaid investment is strategic and timely given the limited supply of good

quality accommodation in Hanoi. In addition, it will further entrench the Group's foothold as a pioneer in Vietnam's serviced residence industry.

(3) Financial Effects

The above investment is not expected to have a material impact on the Group's net tangible assets and earnings per share of the Group for the financial year ending 31 December 2006.

(4) Interests of Directors and Controlling Shareholders

None of the Directors or Controlling Shareholders of the Company has any interest, direct or indirect, in the aforesaid investment.

By Order of the Board

Hazel Chew/Doreen Nah
Joint Company Secretaries
6 December 2006

THE ASCOTT GROUP
A Member of CapitaLand
THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811
Telephone
(65) 6220 8222
Facsimile
(65) 6227 2220
Website
www.the-ascott.com

For Immediate Release

NEWS RELEASE

ASCOTT ENTRENCHES LEADERSHIP IN VIETNAM, ADDS PRIME PROPERTY IN HANOI WITH TOTAL INVESTMENT OF US$23.5 MILLION

Singapore, 6 December 2006 – The Ascott Group (Ascott) has formed a joint venture with Hoabinh Co Ltd to acquire a 206-unit serviced residence in Hanoi's prime Cau Giay District. Ascott will invest US$23.5 million which is 90% of the total project investment, development and refurbishment costs of US$26.1 million.

Ascott's investment of US$23.5 million includes US$7.2 million to acquire a 90% equity stake in the shareholding company, Somerset Hoa Binh Joint Venture Co Ltd.

The serviced residence to be named Somerset Hoa Binh, Hanoi will be managed by Ascott for 10 years, with an option to renew the contract for another 10 years. The addition of Somerset Hoa Binh further entrenches Ascott's position as a pioneer in bringing the serviced residence concept to Vietnam and as the largest international serviced residence operator in the country.

With the acquisition, Ascott's portfolio in Vietnam stands at 775 units in five properties. The Group currently operates 569 units in four properties including Somerset Grand Hanoi; Somerset West Lake, Hanoi; Somerset Ho Chi Minh City and Somerset Chancellor Court, Ho Chi Minh City.

Mr Cameron Ong, Ascott's Managing Director and CEO said: "Vietnam is an attractive emerging market with strong growth potential for the serviced residence industry. Its growing manufacturing, tourism and infrastructure sectors and ongoing liberalisation are attracting rising foreign investments and tourist arrivals. The acquisition of Somerset Hoa Binh is strategic and timely given the limited supply of good quality accommodation in Hanoi. We will also be tapping on the growing demand for good quality class accommodation from expatriates and business executives from nearby industrial parks, as well as leisure travellers."

According to Vietnam's Ministry of Planning and Investment, the government targets to achieve an annual growth of 11% to 12% in foreign direct investment for Hanoi from year 2006 to 2010. Tourist arrivals to the city have doubled in 2006 compared to 2005 according to statistics from Hanoi Tourism Department. The department also forecasts that there will be a lack of 10,000 four to five-star hotel rooms by year 2010.

Somerset Hoa Binh, Hanoi is targeted to be opened in the second half of 2007 with studio, one and two bedroom units. The serviced residence is part of a mixed development comprising an office tower and a retail podium, strategically located at Hoang Quoc Viet Road, Cau Giay District.

The property is within five to ten minutes' drive from the prime city centres of Hoan Kiem and Ba Dinh Districts where several multinational corporations, diplomatic and public offices, dining and shopping outlets, as well as tourist attractions are located.

Somerset Hoa Binh is a 20-minute drive from Noi Bai airport, Hanoi's international airport. The property is also a 10-minute drive from the new township of Hanoi which is being developed by the Vietnam government to be a key commercial and political district. An international conference centre and several government offices will be located in the district.

About Hoabinh Co Ltd

Founded in 1987, Hoabinh's first business venture was in the production of alcohol, beer and soft drinks. Today, Hoabinh is a multi-industry company with diverse businesses ranging from real estate trading and construction, travel businesses, import-export trading, manufacturing of industrial and mechanical equipment, and food production to motorbike assembly. Hoabinh was recognised as one of the top 20 most efficient enterprises in Hanoi by the Hanoi People's Committee.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with over 17,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region.

The Group operates three brands –Ascott, Somerset and Citadines. Its portfolio spans 45 cities in 20 countries including London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing, Hong Kong and Chennai in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand, as well as Dubai in the Gulf region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 22-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include Travel Weekly China 2006 'Best Serviced Residence', Business Traveller China 2006 'Best Serviced Residence Brand in China', TTG Travel 2006 'Best Serviced Residence', 2006 World Travel Awards, Business Traveller Asia Pacific 2006 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit : http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's property and hospitality portfolio spans more than 80 cities in 20 countries.

CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

Media
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst
Lilian Goh, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	07-Dec-2006 17:10:42
Announcement No.	00030

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - Balloting and Placement Annnouncement
Description	J.P. Morgan (S.E.A.) Limited, the sole Financial Adviser to the Offering, has today issued an announcement on the above matter for and on behalf of the Underwriters and CapitaLand Limited's subsidiaries (i) CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust and (ii) Retail Crown (BVI) Limited, the Vendor, as attached for information.
Attachments:	CRCT.balloting.results.annc.7Dec06.pdf Total size = **26K** (2048K size limit recommended)

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CapitaRetail China Trust

(a unit trust constituted on 23 October 2006 under the laws of the Republic of Singapore)

OFFERING IN RESPECT OF 193,300,000 UNITS ("UNITS") REPRESENTING UNDIVIDED INTERESTS IN CAPITARETAIL CHINA TRUST ("CRCT") FOR PURCHASE AT THE OFFERING PRICE OF S$1.13 PER UNIT COMPRISING:-

I. A PLACEMENT TO (A) INSTITUTIONAL AND OTHER INVESTORS OUTSIDE SINGAPORE AND (B) INSTITUTIONAL AND OTHER INVESTORS IN SINGAPORE (TOGETHER, THE "PLACEMENT"); AND

II. AN OFFERING OF 33,000,000 UNITS TO THE PUBLIC IN SINGAPORE (THE "PUBLIC OFFER"), OF WHICH 11,000,000 UNITS (THE "RESERVED UNITS") WERE RESERVED FOR PURCHASE BY THE DIRECTORS, MANAGEMENT, EMPLOYEES AND BUSINESS ASSOCIATES OF CAPITALAND LIMITED, AS SPONSOR OF CRCT, AND ITS SUBSIDIARIES (THE "ELIGIBLE APPLICANTS") AND,

SUBJECT TO THE OVER-ALLOTMENT OPTION OF UP TO 28,800,000 UNITS (THE "OVER-ALLOTMENT OPTION").

APPLICATIONS AND INDICATIONS OF INTEREST RECEIVED

CapitaRetail China Trust Management Limited, as manager (the "Manager") of CRCT is pleased to announce the details of the applications for the Public Offer and the Placement as at the close of the Offering (as defined in the Prospectus) at 12.00 p.m. on 6 December 2006:-

(a) The Public Offer

There were 39,618 valid applications for 22,000,000 Units(1) (comprising 18,000,000 Units originally allocated to the Public Offer and 4,000,000 Units which were re-allocated to the Public Offer from the Placement at the close of the Public Offer) available to the public for purchase. In total, these applicants applied for 864,064,000 Units, with application monies received amounting to approximately S$976.4 million and based on the aforesaid, the Public Offer (excluding the Reserved Units) was approximately 39 times subscribed.

(b) The Placement

At the offering price (the "Offering Price") of S$1.13 per Unit, indications of interest were received for 31,440,565,108 Units for the Placement as at the close of the book-building exercise. The indications of interest represent approximately 196 times of 160,300,000 Units(2) available under the Placement (excluding the 4,000,000 Units which were re-allocated from the Placement to the Public Offer at the close of the Public Offer).

The Offering of 193,300,000 Units attracted a demand of approximately 167 times, based on application monies received for the Public Offer (including the Reserved Units), as well as indications of interest received for the Placement.

In connection with the Offering, J.P. Morgan (S.E.A.) Limited ("JPMorgan"), UBS AG, acting through its business group, UBS Investment Bank ("UBS") and China International Capital Corporation Limited ("CICC" and together with JPMorgan and UBS, the "Underwriters") have over-allocated an additional 28,800,000 Units.

Notes:-

(1) Excludes 10,388,000 Reserved Units which have been applied for by the Eligible Applicants and 612,000 Reserved Units made available to satisfy applications from individuals under the Placement.

(2) Taking into account 612,000 Reserved Units made available to satisfy applications from individuals under the Placement, the indications of interest would represent approximately 195 times of 160,912,000 Units available under the Placement (excluding 4,000,000 Units which were re-allocated from the Placement to the Public Offer at the close of the Public Offer).

APPLICATION RESULTS FOR THE PUBLIC OFFER

To ensure a reasonable spread of unitholders, the Underwriters, in consultation with Retail Crown (BVI) Limited, as vendor (the "Vendor") of the Offering, have decided on the following basis of allocation for the Public Offer (excluding the Reserved Units):-

Range of Units applied for ('000)	Balloting Ratio	Number of Units allocated per Successful Applicant ('000)	Percentage of Total Number of Units available under the Public Offer (%)	Number of Successful Applicants
1	20 : 50	1	6.87	1,512
2 to 9	21 : 50	1	25.67	5,648
10 to 19	22 : 50	1	24.19	5,321
20 to 49	24 : 50	1	10.25	2,254
50 to 99	25 : 50	2	14.28	1,571
100 to 499	26 : 50	3	16.09	1,180
500 to 999	27 : 50	5	1.89	83
1,000 and above	30 : 50	6	0.76	28
			100.00	**17,597**

As stated in the Prospectus, 11,000,000 Units were reserved for application by the Eligible Applicants and 10,388,000 Reserved Units have been validly applied for. The remaining 612,000 Reserved Units were made available to satisfy applications from individuals under the Placement. Details of the applications received for the Reserved Units are as follows:-

Range of Reserved Units Applied For ('000)	Number of Reserved Units Applicants
1 to 9	571
10 to 49	244
50 to 99	25
100 and above	13
Total	**853**

PURCHASE OF UNITS ALLOCATED TO THE PLACEMENT

All 189,712,000 Units allocated to the Placement (excluding the 4,000,000 Units re-allocated to the Public Offer at the close of the Public Offer but including the 612,000 Reserved Units made

available to satisfy applications from individuals under the Placement as well as the 28,800,000 Units over-allocated by the Underwriters) have been validly applied for. The spread of placees under the Placement is as follows:-

Range of Units Allocated under the Placement ('000)	Number of Placees
1 to 9	23
10 to 49	29
50 to 99	20
100 to 499	146
500 to 999	81
1,000 and above	57
Total	**356**

OVER-ALLOTMENT OPTION AND STABILISATION

In connection with the Offering, J.P. Morgan (S.E.A.) Limited (the "Stabilising Manager") has been granted the Over-allotment Option by the Vendor, exercisable in full or in part, by the Stabilising Manager (on behalf of the Underwriters), in consultation with the other Underwriters, within 30 days from the date of commencement of trading of the Units on the Singapore Exchange Securities Trading Limited (the "SGX-ST"), to purchase from the Vendor up to an aggregate of 28,800,000 Units at the Offering Price for each Unit, solely to cover the over-allotment of Units (if any).

Pursuant to Regulation 3(2)(f) of the Securities and Futures (Market Conduct)(Exemptions) Regulations 2006, it is hereby announced that the Units may be subject to stabilising action and the total number of Units which is the subject of the Over-allotment Option in accordance with the Prospectus is 28,800,000 Units.

In connection with the Offering, the Stabilising Manager (or any person acting on behalf of the Stabilising Manager) may, in consultation with the other Underwriters, over-allot or effect transactions with a view to stabilising or maintaining the market price of the Units at levels which might not otherwise prevail in the open market. Such transactions may be effected on the SGX-ST and in other jurisdictions where it is permissible to do so, in each case in compliance with all applicable laws and regulations, including the Securities and Futures Act, Chapter 289 of Singapore and any regulations thereunder. However, there is no assurance that the Stabilising Manager (or any person acting on behalf of the Stabilising Manager) will undertake stabilising action. Such transactions may commence on or after the date of commencement of trading of the Units on the SGX-ST and, if commenced, may be discontinued at any time and shall not be effected after the earliest of (i) the date falling 30 days from the date of commencement of trading of the Units on the SGX-ST, (ii) the date when the Stabilising Manager has bought on the SGX-ST an aggregate of 28,800,000 Units representing not more than 14.9% of the total number of Units in the Offering, and (iii) the date falling 30 days after the date of adequate public disclosure of the Offering Price of the Units.

COMMENCEMENT OF TRADING AND REFUNDS

It is expected that the Units will be credited to the securities accounts of the successful applicants with The Central Depository (Pte) Limited ("CDP") by 9.00 a.m. on 8 December 2006.

The Units are expected to commence trading on a "ready" basis at 9.00 a.m. on 8 December 2006, subject to the SGX-ST being satisfied that all conditions necessary for the commencement of trading in the Units on a "ready" basis have been fulfilled. It is expected that there will be **NO** trading on a "when issued" basis.

Monies paid in respect of unsuccessful applications using printed Application Forms (as defined in the Prospectus) are expected to be returned (without interest or any share of revenue or other benefit arising therefrom) to the applicants by ordinary post within 24 hours after the balloting of applications at the applicant's own risk. Where an application using a printed Application Form is accepted in part only, the balance of the application monies will be refunded (without interest or any share of revenue or other benefit arising therefrom) to the applicant by ordinary post at the applicant's own risk within 14 Market Days after the close of the Offering, PROVIDED THAT the remittance accompanying such application which has been presented for payment or other processes has been honoured and the application monies received in the designated unit issue account.

Where an Electronic Application (as defined in the Prospectus) is unsuccessful, the full amount of the application monies will be refunded (without interest or any share of revenue or other benefit arising therefrom) to the applicant by being automatically credited to the applicant's account with the Participating Bank (as defined in the Prospectus), at the applicant's own risk, within 24 hours after balloting of applications, PROVIDED THAT the remittance in respect of such application which has been presented for payment or other processes has been honoured and the application monies received in the designated unit issue account.

Where an Electronic Application is accepted in part only, the balance of the application monies will be returned (without interest or any share of revenue or other benefit arising therefrom) to the applicant by being automatically credited to the applicant's account with the Participating Bank, at the applicant's own risk, within 14 Market Days after the close of the Offering, PROVIDED THAT the remittance in respect of such application which has been presented for payment or other processes has been honoured and the application monies received in the designated unit issue account.

DBS Bank and POSB customers may call 1800-111 1111 and 1800-339 6666, respectively to check the provisional results of their applications. Customers will be required to enter the number of their securities account with CDP when utilizing the automated service. Applicants may also call CDP at 6535 7511 on 8 December 2006 after the crediting of Units has been completed, using their T-PIN and keying in the stock code: 7525 for enquiries on the status of their applications. To sign up for the service, applicants may contact CDP customer service officers for an application form.

The Board of Directors of the Manager, wish to thank all investors who have applied for the Units, the relevant authorities and all who have helped in one way or another in CRCT's initial public offering, for their support and assistance.

Issued by the Sole Financial Adviser to the Offering
J.P. Morgan (S.E.A.) Limited

For and on behalf of
The Underwriters;
CapitaRetail China Trust Management Limited, as the Manager; and
Retail Crown (BVI) Limited, as the Vendor

7 December 2006

IMPORTANT NOTICE

This announcement is for information purposes only and does not constitute an invitation or offer to subscribe for or purchase Units.

The value of the Units and the income derived from them, if any, may fall as well as rise. The Units are not obligations or, deposits in, or guaranteed by, the Manager, the Vendor, HSBC Institutional Trust Services (Singapore) Limited, as trustee of CRCT, the Underwriters, DBS Bank or any of their respective affiliates. An investment in the Units is subject to investment risks, including the possible loss of the principal amount invested. Investors should note that they will have no right to request the Manager to redeem or purchase their Units for so long as the Units are listed on the SGX-ST. It is intended that holders of the Units may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This announcement should not be distributed to persons with addresses in the United States of America or in any other country where such distribution may lead to a breach of any applicable law and/or regulation. The Units will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or under the relevant securities laws of any state or other jurisdiction of the United States. Accordingly, the Units may not (unless an exemption under the Securities Act or other relevant securities laws is available) be offered, sold, taken up, or delivered, directly or indirectly, in, into or from the United States or any other jurisdiction where this would constitute a violation of the relevant laws of, or require registration thereof in, such a jurisdiction.

Neither this announcement nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada. It is not an offer of securities for sale into the United States. The Units may not be offered or sold in the United States. There will be no public offer of the Units in the United States.

This announcement and any part of it, is not to be distributed, circulated or published outside of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, MCDF MANAGEMENT PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	MCDF Management Pte. Ltd.
Principal Activity	:	Management advisory services
Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
7 December 2006

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	07-Dec-2006 18:53:21
Announcement No.	00100

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, The Ascott Group Limited - "(1) Establishment of indirect wholly owned subsidiary - Ascott (Mauritius) Company Limited; (2) Novation of master development agreement with Rattha Holding Company Private Limited; (3) Ascott Mauritius signs two new joint venture agreements with RHC; and (4) Ascott builds strong foothold in India by securing two more properties in Chennai and Bangalore"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matters, as attached for information.
Attachments:	Ascott.anncs.7Dec06.pdf Ascott.NewsRelease.India.7Dec06.pdf Total size = **222K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Co. Reg No. 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENTS

The Board of Directors of The Ascott Group Limited (the "**Company**") wishes to announce the following:

(A) ESTABLISHMENT OF INDIRECTLY WHOLLY OWNED SUBSIDIARY – ASCOTT (MAURITIUS) COMPANY LIMITED

The Company has established an indirectly wholly owned subsidiary in Mauritius, known as Ascott (Mauritius) Company Limited ("**Ascott Mauritius**"), as a vehicle to hold investments for the Company. The issued and paid-up share capital of Ascott Mauritius is US$1.00.

(B) NOVATION OF MASTER DEVELOPMENT AGREEMENT WITH RATTHA HOLDING COMPANY PRIVATE LIMITED

Subsequent to the signing of the Master Development Agreement ("**MDA**") on 24 August 2006 between Ascott International Management Pte Ltd ("**AIM**"), a wholly owned subsidiary of the Company, and Rattha Holding Company Private Limited ("**RHC**"), the MDA has been novated to Ascott Mauritius under a novation agreement ("**Novation Agreement**"). Pursuant to the Novation Agreement, Ascott Mauritius will assume the rights, benefits, duties, liabilities and obligations of AIM under the MDA.

(C) ASCOTT MAURITIUS SIGNS TWO NEW JOINT VENTURE AGREEMENTS WITH RHC

Ascott Mauritius has signed two new joint venture agreements ("**JVAs**") with RHC to collaborate in the investment, development and operation of two new serviced residences in India, a "Somerset" property in Bangalore and a "Citadines" property in Chennai.

Ascott Mauritius will acquire a 40-percent stake in each of two new joint venture companies ("**JV Cos**") in India which will own the "Somerset" property ("**Bangalore JV Co**") and the "Citadines" property ("**Chennai JV Co**") respectively. The aggregate consideration for Ascott Mauritius' 40-percent stake in the two JV Cos shall be INR 40.1 Crores (SGD 13.6 million), comprising:

	Consideration
Bangalore JV Co	INR 22.1 Crores (SGD 7.5 million)
Chennai JV Co	INR 18 Crores (SGD 6.1 million)

The abovementioned consideration are arrived at on a willing buyer-willing seller basis, and shall be fully satisfied in cash by Ascott Mauritius.

Rationale

India is an attractive market with strong growth potential for the serviced residence industry. The aforesaid investments are strategic and timely given the limited supply of good quality accommodation in India. In addition, it will further entrench the Group's foothold in India's serviced residence industry.

Financial Effects

The aforesaid transactions are not expected to have a material impact on the Group's net tangible assets and earnings per share for the financial year ending 31 December 2006.

Interests Of Directors And Controlling Shareholders

None of the Directors or controlling shareholders of the Company have any interest, direct or indirect, in the aforesaid transactions.

By Order of the Board

Hazel Chew/Doreen Nah
Joint Company Secretaries
7 December 2006

Note: An exchange rate of INR 1: SGD0.034 is used for this Announcement.

THE ASCOTT GROUP
A Member of CapitaLand
THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811
Telephone
(65) 6220 8222
Facsimile
(65) 6227 2220
Website
www.the-ascott.com

For Immediate Release

NEWS RELEASE

ASCOTT BUILDS STRONG FOOTHOLD IN INDIA BY SECURING TWO MORE PROPERTIES IN CHENNAI AND BANGALORE

Singapore, 7 December 2006 – The Ascott Group (Ascott) is aggressively building a strong foothold in India, having secured its second and third properties in Chennai and Bangalore. It also announced its first Citadines-branded property in Chennai. The acquisitions are part of the master development agreement (MDA) signed with The Rattha Group (Rattha) in August to acquire and develop seven serviced residences in India by 2010.

Ascott will take a 40% equity stake in the two new properties to be named Somerset Whitefield in Bangalore and Citadines Boulevard in Chennai. Rattha will hold the remaining majority stake. Ascott will also manage the properties for a period of 10 years with an option to renew the management contracts for another 10 years.

Totalling 450 units, the two service residences bring Ascott's portfolio in India from 210 units to 660 units. Ascott's first serviced residence in India, Somerset Greenways in Chennai, was announced in August.

Mr Cameron Ong, Ascott's Managing Director and CEO said: "The south of India has been seeing strong growth in foreign investments. Given the shortage of international class accommodation here, the market has tremendous capacity to absorb supply. Ascott is the first international serviced residence operator to enter Chennai and Bangalore. We're leveraging on our international brand name and first-mover advantage to build a strong foothold in India's serviced residence business."

"There is a growing demand particularly from younger business executives and single business travellers for smaller-sized apartment units that offer good value. Our Citadines properties are ideal to cater to this market segment. Going forward, Citadines is expected to be a key impetus in Ascott's expansion in Asia, including India," Mr Ong added.

With these three properties in India, Ascott is poised to achieve its target of at least 1,000 units by 2010 under the MDA with Rattha, as well as its target to have a total of 2,000 units in the whole of India by 2010.

Somerset Whitefield, Bangalore
Bangalore, widely known as the "Silicon Valley" of India, is one of the fastest growing metropolitan cities which have rapidly emerged as the Information Technology (IT) hub of the country.

The 230-unit serviced residence is strategically located in the heart of Whitefield, home to numerous international and Indian software companies such as Oracle, SAP Labs, IBM, GE Research (Jack Welsh Centre) and Dell.

The property is within walking distance to some of these companies and five minutes' drive away from the upcoming Shantiniketan integrated development comprising a retail mall, office space, a Cineplex and convention centre.

Somerset Whitefield is targeted to open in the second half of 2008 with studio, one and two-bedroom units. When completed, the serviced residence will have distinctive landscaping with lush and relaxing greenery. Other facilities include a swimming pool, gymnasium, tennis court and restaurant.

Citadines Chennai Boulevard
The 220-unit property is strategically located along Mount Poonamelle Road, about 10km from the city centre, near the Porur area where numerous IT parks are located, with at least 16 million sq ft of office space currently being developed.

Citadines Chennai Boulevard is also located on the main trunk road leading to the Sriperumbudur industrial area, which is 10 – 20 km away. Sriperumbudur is home to major electronic and hardware manufacturing companies such as Nokia, Motorola and Hyundai.

Similarly, the property will feature a generous landscape garden, swimming pool, gymnasium and restaurant. The property is slated to open in the first half of 2008 with studio and one-bedroom units.

About The Rattha Group

The Rattha Group is in the field of exports, infrastructure development and leasing. It is now diversifying into the hospitality industry through its joint venture with The Ascott Group. The Rattha Group has been in the field of exports from India for almost two decades and has major presence in the European and American markets. The infrastructure arm of the Group has successfully bid, developed and delivered for world leaders in information technology like Accenture and Satyam. Projects measuring close to 2 million square feet are being delivered and projects in the pipeline for about 4 million square feet to be completed over the next three years. The Group has acquired land banks in the metro cities to facilitate its large scale expansion plans in the hospitality sector.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with close to 18,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region.

The Group operates three brands –Ascott, Somerset and Citadines. Its portfolio spans 46 cities in 20 countries including London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing, Hong Kong and Chennai in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand, as well as Dubai in the Gulf region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 22-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include Travel Weekly China 2006 'Best Serviced Residence', Business Traveller China 2006 'Best Serviced Residence Brand in China', TTG Travel 2006 'Best Serviced Residence', 2006 World Travel Awards, Business Traveller Asia Pacific 2006 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit: http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's property and hospitality portfolio spans more than 80 cities in 20 countries.

CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

For more information on The Ascott Group's property listings, visit
http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

Media
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Huang Peiling, Senior Manager, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 98453361 Email: huang.peiling@the-ascott.com

Analyst
Lilian Goh, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	07-Dec-2006 19:07:52
Announcement No.	00104

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CRCT Rule 232 and Rule 240 Announcement
Description	J.P. Morgan (S.E.A.) Limited, the sole Financial Adviser to the Offering, has today issued an announcement on the above matter for and on behalf of the Underwriters and CapitaLand Limited's subsidiaries (i) CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust and (ii) Retail Crown (BVI) Limited, the Vendor, as attached for information.
Attachments:	CL.CRCT.Rules232.and.242.7Dec06.pdf Total size = **24K** (2048K size limit recommended)

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CapitaRetail China Trust

(a unit trust constituted on 23 October 2006 under the laws of the Republic of Singapore)

OFFERING (THE "OFFERING") IN RESPECT OF 193,300,000 UNITS ("UNITS") REPRESENTING UNDIVIDED INTERESTS IN CAPITARETAIL CHINA TRUST ("CRCT") FOR PURCHASE AT THE OFFERING PRICE OF S$1.13 PER UNIT COMPRISING:-

I. A PLACEMENT TO (A) INSTITUTIONAL AND OTHER INVESTORS OUTSIDE SINGAPORE AND (B) INSTITUTIONAL AND OTHER INVESTORS IN SINGAPORE; AND

II. AN OFFERING OF 33,000,000 UNITS TO THE PUBLIC IN SINGAPORE, OF WHICH 11,000,000 UNITS WERE RESERVED FOR PURCHASE BY THE DIRECTORS, MANAGEMENT, EMPLOYEES AND BUSINESS ASSOCIATES OF CAPITALAND LIMITED, AS SPONSOR OF CRCT, AND ITS SUBSIDIARIES AND,

SUBJECT TO THE OVER-ALLOTMENT OPTION OF UP TO 28,800,000 UNITS.

RULES 232 AND 240 OF THE LISTING MANUAL OF THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED (THE "SGX-ST")

Pursuant to Rules 232 and 240 of the SGX-ST Listing Manual, and to the best of the knowledge and belief of J.P. Morgan (S.E.A.) Limited ("JPMorgan"), as Sole Financial Adviser to the Offering, after having taken all reasonable steps and making all reasonable enquiries, the following persons have been allocated Units under the Offering:-

Name of Holder	Relationship	No. of Units	Circumstances giving rise to the Allocation
Hsuan Owyang	A director of CapitaRetail China Trust Management Limited, as the manager (the "Manager") of CRCT	60,000	Allocated under the Reserved Tranche
Liew Mun Leong[(1)]	A director of the Manager	300,000	Allocated under the Reserved Tranche
Victor Liew Cheng San	A director of the Manager	40,000	Allocated under the Reserved Tranche
Chew Gek Khim	A director of the Manager	40,000	Allocated under the Reserved Tranche
Dilhan Pillay Sandrasegara	A director of the Manager	40,000	Allocated under the Reserved Tranche
Kee Teck Koon[(1)]	A director of the Manager	200,000	Allocated under the Reserved Tranche
Olivier Lim Tse Ghow[(1)]	A director of the Manager	120,000	Allocated under the Reserved Tranche

Pua Seck Guan[1]	A director of the Manager	250,000	Allocated under the Reserved Tranche
Lim Beng Chee[1]	A director of the Manager	150,000	Allocated under the Reserved Tranche
Lim Kun Yen	Sibling of Lim Beng Chee, a director of the Manager	50,000	Allocated under the Placement
Proprietary position and asset management companies in the same group as JPMorgan	Member of the same group of companies as JPMorgan, the Underwriter	4,150,000	Allocated under the Placement
Proprietary position and asset management companies in the same group as UBS AG, acting through its business group, UBS Investment Bank ("UBS")	Members of the same group of companies as UBS, the Underwriter	2,750,000	Allocated under the Placement
China International Capital Corporation Asset Management Limited	Member of the same group of companies as China International Capital Corporation Limited, the Underwriter	3,000,000	Allocated under the Placement
Jackson Peter Tai	A director of CapitaLand Limited ("CapitaLand"), a substantial unitholder and DBS Bank Ltd ("DBS Bank"), the Co-ordinator for the Singapore Public Offer and the Sub-underwriter	60,000	Allocated under the Reserved Tranche
Andrew Buxton	A director of CapitaLand and one of its subsidiaries, and DBS Bank	60,000	Allocated under the Reserved Tranche
DBS group of companies	Members of the same group of companies as DBS Bank	1,451,007	Allocated under the Placement
Temasek group of companies (excluding the DBS group of companies)	Members of the same group of companies as DBS Bank	1,255,000	Allocated under the Placement

Note:-

(1) Messrs Liew Mun Leong, Kee Teck Koon, Olivier Lim Tse Ghow, Pua Seck Guan and Lim Beng Chee are executive officers/employees of the CapitaLand group of companies. CapitaLand is the sponsor of CRCT.

Issued by the Sole Financial Adviser to the Offering
J.P. Morgan (S.E.A.) Limited

For and on behalf of
J.P. Morgan (S.E.A.) Limited, UBS AG, acting through its business group, UBS Investment Bank; and China International Capital Corporation Limited, as the Underwriters; CapitaRetail China Trust Management Limited, as the Manager; and Retail Crown (BVI) Limited, as the Vendor

7 December 2006

IMPORTANT NOTICE

This announcement is for information purposes only and does not constitute an invitation or offer to subscribe for or purchase Units.

The value of the Units and the income derived from them, if any, may fall as well as rise. The Units are not obligations or, deposits in, or guaranteed by, the Manager, the Vendor, HSBC Institutional Trust Services (Singapore) Limited, as trustee of CRCT, the Underwriters, DBS Bank or any of their respective affiliates. An investment in the Units is subject to investment risks, including the possible loss of the principal amount invested. Investors should note that they will have no right to request the Manager to redeem or purchase their Units for so long as the Units are listed on the SGX-ST. It is intended that holders of the Units may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This announcement should not be distributed to persons with addresses in the United States of America or in any other country where such distribution may lead to a breach of any applicable law and/or regulation. The Units will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or under the relevant securities laws of any state or other jurisdiction of the United States. Accordingly, the Units may not (unless an exemption under the Securities Act or other relevant securities laws is available) be offered, sold, taken up, or delivered, directly or indirectly, in, into or from the United States or any other jurisdiction where this would constitute a violation of the relevant laws of, or require registration thereof in, such a jurisdiction.

Neither this announcement nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada. It is not an offer of securities for sale into the United States. The Units may not be offered or sold in the United States. There will be no public offer of the Units in the United States.

This announcement and any part of it, is not to be distributed, circulated or published outside of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	07-Dec-2006 19:19:46
Announcement No.	00108

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust ("CapitaRChina") - Admission of 475,630,513 units to be official list of SGX-ST
Description	Singapore Exchange Securities Trading Limited has today issued an announcement on the above matter, as attached for information.
Attachments:	CapitaRChina.7Dec06.pdf Total size = **8K** (2048K size limit recommended)

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Please note the following: -

1. The above units will be granted listing and quotation in the "REITS" sub sector of the "Properties" sector of the Official List of SGX-ST. Trading in CapitaRChina will commence on "Ready" basis with effect from 9.00 a.m., Friday, 8 December 2006.

2. The short name is "CapitaRChina" and the abbreviated name is "CAPITARCHINA". The ISIN Code is SG1U25933169.

3. The units will be quoted in board lots of 1,000 units. There will be no trading of the units in the "cash" market. Settlement for trades in the Company's units will be effected by book entries in the securities accounts which buyers and sellers must maintain with The Central Depository (Pte) Ltd ("CDP").

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

LISTING OF CAPITARETAIL CHINA TRUST

CapitaLand Limited ("**CapitaLand**") refers to its announcements dated 8 November 2006 and 29 November 2006 in relation to the lodgement of the preliminary prospectus of CapitaRetail China Trust ("**CRCT**") and the registration of the final prospectus of CRCT, respectively.

CapitaLand is pleased to announce that units in CRCT ("**Units**") are expected to be listed on Singapore Exchange Securities Trading Limited at, and commence trading on a "ready" basis from, 9.00 a.m. today (the "**Listing**").

In connection with the Listing and the initial public offering of the Units (the "**Offering**"), Retail Crown (BVI) Limited, an indirect wholly-owned subsidiary of the Company, has today (i) sold 193,300,000 Units at the offering price of S$1.13 per Unit and (ii) lent 28,800,000 Units to J.P. Morgan (S.E.A.) Limited, as the stabilising manager, to cover the over-allotment of Units in connection with the Offering.

Immediately upon the completion of the Offering, CapitaLand's effective interest in CRCT will be about 26.2%.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
8 December 2006

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	08-Dec-2006 07:16:15
Announcement No.	00012

>> Announcement Details
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Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited - "Sale of 193,300,000 units in CapitaRetail China Trust"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CRCT.ANNC.Saleof193300000units.8Dec06.pdf Total size = **190K** (2048K size limit recommended)

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CapitaRetail
China Trust

(a unit trust constituted on 23 October 2006 under the laws of the Republic of Singapore)

SALE OF 193,300,000 UNITS IN CAPITARETAIL CHINA TRUST

CapitaRetail China Trust Management Limited, as manager (the "**Manager**") of CapitaRetail China Trust ("**CRCT**"), is pleased to announce that, in connection with the initial public offering (the "**Offering**") of the units in CRCT ("**Units**"), Retail Crown (BVI) Limited (the "**Vendor**"), an indirect wholly-owned subsidiary of CapitaLand Limited ("**CapitaLand**"), has today (i) sold 193,300,000 Units at the offering price of S$1.13 per Unit and (ii) lent 28,800,000 Units (together with the 193,300,000 Units, the "**Vendor Units**") to J.P. Morgan (S.E.A.) Limited ("**JPMorgan**"), as the stabilising manager, to cover the over-allotment of Units in connection with the Offering.

Separate from the Offering, Retail Crown Pte. Ltd. (an indirect wholly-owned subsidiary of CapitaLand), CapitaMall Trust, Stichting Pensioenfonds voor de Gezondheid, Geestelijke en Maatschappelijke Belangen and The Great Eastern Life Assurance Company Limited, as strategic investors in CRCT, each holds 95,130,513, 95,100,000, 47,600,000 and 15,700,000 Units, respectively (together, the "**Strategic Investor Units**"), which were issued to them prior to the Offering, when CRCT existed as a private trust.

The total number of Units in issue is 475,630,513 Units, comprising the Vendor Units and the Strategic Investor Units. These Units are expected to be listed on Singapore Exchange Securities Trading Limited (the "**SGX-ST**") at, and commence trading on a "ready" basis from, 9.00 a.m. today.

STATUS OF THE UNITS IN ISSUE

Holders of these 475,630,513 Units are entitled to any distributions which may be paid for the period from today to 30 June 2007 as well as the distributions thereafter.

CapitaLand Financial Services Limited, an indirect wholly-owned subsidiary of CapitaLand, is the financial adviser to the Vendor and the Manager and JPMorgan is the sole financial adviser to the Offering. JPMorgan and UBS AG, acting through its business group, UBS Investment Bank ("**UBS**"), are the joint underwriters and bookrunners of the offering of Units to the public in Singapore (the "**Singapore Public Offer**") and the placement to institutional and other investors in Singapore while JPMorgan, UBS and China International Capital Corporation Limited ("**CICC**") are the joint underwriters and bookrunners of the placement to investors, including institutional and other investors outside Singapore. DBS Bank Ltd is the coordinator for the Singapore Public Offer and the sub-underwriter.

BY ORDER OF THE BOARD

CapitaRetail China Trust Management Limited

(Company Registration Number 200611176D)

As manager of CapitaRetail China Trust

Michelle Koh
Company Secretary
8 December 2006

Important Notice

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Vendor, the Manager, HSBC Institutional Trust Services (Singapore) Limited, as trustee of CRCT, JPMorgan, UBS, CICC, DBS Bank Ltd or any of their respective affiliates. An investment in the Units will be subject to investment risks, including without limitation, risks relating to the initial property portfolio of CRCT, risks relating to CRCT's operations and risks relating to investing in real estates, and including the possible loss of the principal amount invested. Investors will have no right to request that the Manager redeem or purchase the Units while the Units are listed. It is intended that holders of the Units may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This Announcement should not be distributed to persons with addresses in the United States of America or in any other country where such distribution may lead to a breach of any applicable law and/or regulation. The Units will not be registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") or under the relevant securities laws of any state or other jurisdiction of the United States. Accordingly, the Units may not (unless an exemption under the Securities Act or other relevant securities laws is available) be offered, sold, taken up, or delivered, directly or indirectly, in, into or from the United States or any other jurisdiction where this would constitute a violation of the relevant laws of, or require registration thereof in, such a jurisdiction.

Neither this Announcement nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada. It is not an offer of securities for sale into the United States. The Units may not be offered or sold in the United States. There will be no public offer of the Units in the United States.

This document and any part of it, is not to be distributed, circulated or published outside of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

JOINT VENTURE AGREEMENT WITH SOUTH SAIGON DEVELOPMENT CORPORATION

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand (Vietnam) Holdings Pte. Ltd. ("CapitaLand Vietnam") had today entered into a Joint Venture Agreement with South Saigon Development Corporation ("SADECO"), a Vietnam state-owned enterprise, to develop a residential site owned by SADECO (the "Site"). The Site is located in Tan Phong Ward, District 7, adjacent to Phu My Hung Urban area in Ho Chi Minh City, Vietnam. The proposed joint venture and the incorporation of the joint venture company is subject to the relevant approvals being obtained from the Ho Chi Minh City People's Committee and the Ministry of Planning and Investment of Vietnam for the issuance of a foreign investment certificate.

Upon approvals being obtained, CapitaLand Vietnam will subscribe for a 70% stake which is equivalent to US$14 million (approximately S$21.8 million) of the total registered capital of US$20 million (approximately S$31.1 million) in the proposed joint venture company. SADECO will subscribe for the remaining 30% stake. Upon subscription, the proposed joint venture company will become an indirect subsidiary of CapitaLand.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
8 December 2006

CapitaLand

For immediate release
8 December 2006

NEWS RELEASE

CapitaLand sets up joint venture with Vietnam's SADECO to develop 600 homes in Ho Chi Minh City

Singapore, 8 December 2006 – Following the Memorandum of Understanding signed in August this year, CapitaLand has sealed the joint venture agreement with South Saigon Development Corporation (SADECO) to develop 600 homes next to the Phu My Hung Urban Area in Ho Chi Minh City. The incorporation of the joint venture company is subject to relevant approvals from the Ho Chi Minh City People's Committee and the Ministry of Planning and Investment of Vietnam for the issuance of a foreign investment certificate.

The 21,200-square metre site, with a potential gross floor area of 90,000 square metres, is located in Tan Phong Ward in District 7. It is well-supported by the amenities in the Phu My Hung Urban area, which caters to both the expatriate and local communities. This is a popular residential neighbourhood with a bustling mix of retail shops and malls, serene parks, golf course, international schools and medical centres. The site is a convenient 20-minute drive to the city centre via the Nguyen Van Linh Highway.

Upon obtaining the necessary approvals, CapitaLand will subscribe for a 70% stake in the proposed joint venture company, or US$14 million (S$21.8 million) of the total registered capital of US$20 million (S$31.1 million). The balance 30% stake will be held by SADECO, which is the current owner of the site. CapitaLand will take the lead for the project, including design conceptualisation and project management.

Mr Lui Chong Chee, CEO of CapitaLand Residential, said: "This is an excellent site next to an established residential enclave with comprehensive amenities. We plan to build a high-

rise condominium with approximately 600 apartments on the site. The development will have a range of facilities tailored to meet the lifestyles of families and well-travelled professionals. We are confident that the development will attract both discerning buyers and investors. This is CapitaLand's second residential development in Ho Chi Minh City. We had earlier received the foreign investment certificate to develop over 1,000 homes in An Phu Ward in District 2. We are confident of the strong economic fundamentals of Vietnam, which will continue to underpin the housing demand."

About South Saigon Development Corporation

SADECO is a state-owned enterprise established by the Ho Chi Minh City People's Committee in 1994. The company is the developer of over 10 projects and infrastructures spanning 700 hectares in the South Saigon New Urban area. SADECO is actively involved in land clearance, resettlement, real estate development and constructing infrastructures.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 80 cities in 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Australand, which is listed both in Singapore and Australia.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 8 December 2006

For more information, please contact:

CapitaLand

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Nicole Neo, Corporate Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	08-Dec-2006 13:01:01
Announcement No.	00027

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Statement
Description	Following the Business Times report dated 8 December 2006, entitled "CapLand in venture to build prime KL commercial project", CapitaLand would like to state that we are constantly on the look out for good quality properties to augment our portfolio in Malaysia. We will make announcements according to the regulatory requirements of the various jurisdictions at the appropriate time.
Attachments:	Total size = **0** (2048K size limit recommended)

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	08-Dec-2006 17:50:17
Announcement No.	00077

>> Announcement Details

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Announcement Title *	Sentosa IR bid
Description	The attached media statement issued jointly by Kerzner International and CapitaLand Limited on the above matter is for information.
Attachments:	CL.MediaStatement.SentosaIR.8Dec06.pdf Total size = **120K** (2048K size limit recommended)

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kerzner[SM]

CapitaLand

MEDIA STATEMENT

To be attributed to Kerzner CapitaLand

We are disappointed to learn today of the Government's decision to select another company's proposal for the Sentosa Integrated Resort. We want to acknowledge the hard work and contributions of our staff, partners and consultants during the entire bid process. We offer the Government and people of Singapore our best wishes for success. In particular, we would want to congratulate Genting International/Star Cruises for winning this coveted opportunity.

- ends -

Issued jointly by Kerzner International and CapitaLand Limited *(Co. Regn.: 198900036N)*
Date: 8 December 2006

MEDIA ENQUIRIES

Kerzner International (Singapore)
Hill & Knowlton (SEA) Pte Ltd
Amy Kong
DID: (65) 6390 3376
HP: (65) 9452 7626
Email: akong@hillandknowlton.com.sg

CapitaLand
Julie Ong
DID: (65) 6823 3541
HP: (65) 9734 0122
Email: julie.ong@capitaland.com.sg

Kerzner International Holdings Limited
www.kerzner.com

Kerzner International Holdings Limited ("KIHL"), through its subsidiaries, is a leading international developer and operator of destination resorts, casinos and luxury hotels. KIHL's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas - a unique property featuring three interconnected hotel towers built around a seven-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The resort is also home to the largest casino in the Caribbean.

Development of a major expansion on Paradise Island is currently underway and will include a 600-room, all-suite luxury hotel and a significant enhancement of Atlantis, Paradise Island's water-based attractions. Certain parts of this expansion have already opened, including the Marina Village at Atlantis, with the remaining elements expected to open by the second quarter of 2007. Visit the Atlantis, Paradise Island website at www.atlantis.com

KIHL is extending its Atlantis brand globally with the development of Atlantis, The Palm, Dubai, an approximately 1,500-room, water-themed resort expected to open in late 2008, currently being constructed on The Palm, Jumeirah, a multi-billion dollar leisure and residential development in Dubai.

In its gaming segment, KIHL developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. KIHL is also a 37.5% owner of BLB Investors, L.L.C., which owns Lincoln Park in Rhode Island and pari-mutuel racing facilities in Colorado. In the U.K., KIHL is currently developing a casino in Northampton and received a Certificate of Consent from the U.K. Gaming Board in 2004.

In its luxury resort hotel business, KIHL manages ten resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. An additional One&Only property is currently in the planning stages in South Africa.

CapitaLand
www.capitaland.com

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 80 cities in 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Australand, which is listed both in Singapore and Australia.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

AMETHYST HOLDINGS PTE LTD
COMPANY IN MEMBERS' VOLUNTARY LIQUIDATION

CapitaLand Limited ("CapitaLand") wishes to announce that Amethyst Holdings Pte Ltd ("AHPL"), its dormant indirect wholly-owned subsidiary incorporated in Singapore, has been placed under members' voluntary liquidation.

The voluntary liquidation of AHPL is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
8 December 2006

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	08-Dec-2006 19:11:08
Announcement No.	00104

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News release by CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited - "CapitaRetail China Trust closes 59% higher on debut of trading"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued a news release on the above matter, as attached for information.
Attachments:	CRCTNewsRelease.8Dec06.pdf Total size = **203K** (2048K size limit recommended)

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CapitaRetail China Trust

News Release

8 December 2006
For Immediate Release

CapitaRetail China Trust Closes 59% Higher on Debut of Trading

All capitalised terms used and not defined herein shall have the same meanings given to them in the prospectus of CapitaRetail China Trust dated 29 November 2006 (the "Prospectus").

Singapore, 8 December 2006 – CapitaRetail China Trust ("CRCT"), the first pure-play China retail Real Estate Investment Trust ("REIT") in Singapore, made its debut on the Main Board of Singapore Exchange Securities Trading Limited ("SGX-ST") at 9.00 a.m. today. CRCT opened at S$1.60, which was 42% higher than the offering price of S$1.13 per Unit ("Offering Price"), and reached a high of S$1.85 in the day. At the end of the trading day, CRCT closed at S$1.80, registering a 59% increase over the Offering Price. The total volume traded for the day was approximately 117 million. The listing ceremony for CRCT, the fourth Singapore REIT sponsored by CapitaLand Limited ("CapitaLand"), was officiated by the Minister of State for Education and Manpower, Mr Gan Kim Yong.

Mr Liew Mun Leong, President and CEO of CapitaLand Limited and Deputy Chairman of CapitaRetail China Trust Management Limited, said "The successful listing of CapitaRetail China Trust marks yet another significant pioneering milestone for CapitaLand. It has also set the standards for quality cross border REITs listing in Singapore. The 196 times subscription from international institutional investors and 39 times subscription from local retail investors showcase their confidence in not only our retail execution capabilities, but also the strong retail growth potential in China. We will continue to leverage on our multi-pronged strategy to deliver stable and growing distributions to Unitholders."

CapitaLand, through its indirect-wholly owned subsidiary Retail Crown (BVI) Limited, had made an offering of 193.3 million units in CRCT, to international and other investors both outside, as well as in, Singapore (together, the "Placement"), as well as an offering to the public in Singapore ("Singapore Public Offer"). Assuming the over-allotment option is fully exercised, the Offering will be increased by 28.8 million Units to 222.1 million units.

On 29 November 2006, CapitaLand announced that CRCT had received indications of interest of approximately 196 times subscription for the Placement, based on 160.3 million units, excluding the over-allotment option. Upon the close of the Offering at 12.00 p.m. on 6 December 2006, CapitaLand had received indications of interest of 39 times subscription for the Singapore Public Offer, based on 22 million Units. The Offering, excluding the over-allotment option, attracted a total demand of approximately 167 times, based on application monies received for the Public Offer, including the reserved units, as well as indications of interest received for the Placement.

About CapitaRetail China Trust

CapitaRetail China Trust ("CRCT") is a Singapore-based REIT established with the objective of investing on a long-term basis in a diversified portfolio of income-producing real estate used primarily for retail purposes and located primarily in China[1].

CRCT's initial portfolio of seven retail malls is strategically located within large population catchment areas in five cities across China. The quality geographically diversified portfolio, valued at approximately S$690 million[2] as at 30 September 2006, is anchored by major international and domestic retailers, such as Wal-Mart, Carrefour and the Beijing Hualian Group. Other tenants include Sport 100 and B&Q. The malls are positioned as one-stop family-oriented shopping, dining and entertainment destinations in their localities. The seven malls are Wangjing Mall, Jiulong Mall and Anzhen Mall in Beijing, Qibao Mall in Shanghai, Zhengzhou Mall in Zhengzhou, Jinyu Mall in Huhehaote and Xinwu Mall in Wuhu.

IMPORTANT NOTICE

This news release is for information purposes and is qualified in its entirety by, and should be understood in conjunction with, the full text of the Prospectus. This news release may contain

[1] CRCT may also invest in Hong Kong and Macau as set out in the Prospectus.
[2] By CB Richard Ellis (Pte) Ltd, the independent valuer appointed by CapitaRetail China Trust Management Limited (the "Manager").

forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. All forecasts and projections are based on the offering price of S$1.13 per Unit and on the Manager's assumptions as set out in the Prospectus. Such yields will vary accordingly for investors who purchased Units in the secondary market at a market price higher or lower than the offering price of S$1.13 per Unit.

Predictions, projections or forecasts of the economy or economic trends of the markets are not necessarily indicative of the future or likely performance of CRCT. The forecast financial performance of CRCT is not guaranteed. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager, on future events.

The value of the Units and the income derived from them may fall as well as rise. The Units are not obligations of, deposits in, or guaranteed by Retail Crown (BVI) Limited or the Manager. An investment in the Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of the Units may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This news release should not be distributed to persons with addresses in the United States of America or in any other country where such distribution may lead to a breach of any applicable law and/or regulation. The Units will not be registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") or under the relevant securities laws of any state or other jurisdiction of the United States. Accordingly, the Units may not (unless an exemption under the Securities Act or other relevant securities laws is available) be offered, sold, taken up, or delivered, directly or indirectly, in, into or from the United States or any other jurisdiction where this would constitute a violation of the relevant laws of, or require registration thereof in, such a jurisdiction.

Neither this news release, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada. It is not an offer of securities for sale into the United States. The Units may not be offered or sold in the United States. The Units will not be registered under the Securities Act or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

This news release, and any part of it, is not to be distributed, circulated or publised outside of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

Issued by CapitaRetail China Trust Management Limited
(Company Registration No. *200611176D*)

Media Contact
Tong Ka-Pin
Communications
DID : (65) 6826 5856
Email : tong.ka-pin@capitaland.com.sg

Analyst Contact
Shirlene Sim
Investor Relations
DID : (65) 6826 5543
Email : shirlene.sim@capitaland.com.sg

CapitaLand

News Release

11 December 2006
For Immediate Release

CapitaLand launches Quill Capita Trust in Malaysia with the Quill Group

CapitaLand's first REIT to be listed outside of Singapore

Singapore, 11 December 2006 – CapitaLand together with a Malaysian real estate company, Quill Group of Companies (Quill Group), has launched the Initial Public Offering of Quill Capita Trust (QCT), a new commercial real estate investment trust (REIT). QCT will be CapitaLand's fifth REIT and the first to be listed outside of Singapore. It is expected to make its debut on the Main Board of the Bursa Malaysia Securities Berhad on 8 January 2007.

The manager of QCT is Quill Capita Management Sdn Bhd (QCM) which has three shareholders, namely CapitaLand RECM Pte Ltd (40%), a wholly-owned subsidiary of CapitaLand Financial Limited, the financial services arm of CapitaLand; Quill Resources Holding Sdn Bhd (30%); and a Bumiputra company Coast Capital Sdn Bhd (30%).

With the IPO, QCT will have a total of 238.7 million units in issue, including 71.6 million units retained by Quill Group.

The IPO of 167.1 million units will comprise the following:
(a) public issue of 6.2 million new units available to the Malaysian public at the retail price which is yet to be determined;

(b) offer for sale of 89.3 milion units of (i) 4.9 million units available to the Malaysian public at the retail price; (ii) 1.0 million units available to the eligible employees, Directors and business associates of QCM and Quill Group of Companies at the retail price; and (iii) 83.4 million units available to institutional investors at the institutional price to be determined by way of bookbuilding; and

(c) restricted offer for sale of 71.6 million units to CapitaLand Commercial and Integrated Development Limited (CCID) and/or its nominees at the issue price equivalent to the institutional price.

CCID has offered to CapitaCommercial Trust (CCT) a right of first refusal to subscribe for all of its 71.6 million units or 30% of the total units in QCT.

As part of its Malaysia strategy, CapitaLand intends to rationalise its commercial investments through a single REIT and hence CCID has offered CCT its sponsorship stake in QCT with a view that QCT will be CapitaLand's main commercial REIT vehicle in Malaysia.

The issue price for the QCT units will be in the range of between RM0.895 (S$0.38) to RM0.92 (S$0.39) per unit. The final issue price will be determined after QCT's book closing on 18 December 2006.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said, "Quill Capita Trust is a significant milestone as it will be CapitaLand's first REIT listing overseas. We are pleased to partner a strong Malaysian player, the Quill group of companies. The establishment of this REIT is in line with both companies' intent to leverage on each other's strengths -- Quill with its unique multi-disciplinary property development expertise and CapitaLand with its integrated capital and real estate management platform. QCT will also enjoy a secured growth pipeline through a right of first refusal by the shareholders of QCM to purchase any commercial building to be sold or purchased by them. With the

positive Malaysian real estate market and the country's stable economic growth, we firmly believe that QCT will perform well in the long term."

Added Mr Liew, "We see strong growth potential in the Malaysian commercial real estate sector and therefore we are looking for more opportunities to expand our integrated real estate and capital management business in Malaysia. CapitaLand is committed to grow the pipeline of assets for QCT. In addition, CapitaLand will continue to make acquisitions, develop, operate, manage and scale up the business with the eventual aim of floating these assets into Malaysian REITs. By so doing, we will contribute to the development of the real estate and capital management market in Malaysia."

About QCT's portfolio

The portfolio of QCT's properties is expected to generate a distribution yield of 7.14% based on its projected distribution per unit ("DPU") of 6.00 sen[1] (2.55 Singapore cents) for the financial year ending 31 December 2007 and assumed retail price of RM 0.84[2] (S$0.36) per unit.

The initial properties in QCT's portfolio comprise four commercial assets which are Quill's landmark buildings in Cyberjaya. These buildings house long-term tenants which are subsidiaries of multinational companies such as Asia Pacific Information Services Sdn Bhd, a subsidiary of DHL Worldwide Express B.V.; HSBC Electronic Data Processing (Malaysia) Sdn Bhd; BMW Asia Technology Centre Sdn Bhd; BMW Malaysia Sdn Bhd; Affiliated Computer Services Malaysia Sdn Bhd; Panasonic R&D Centre Malaysia Sdn Bhd; and TRW Automotive Services Sdn Bhd.

---

[1] Based on the consolidated profit estimate, forecast and projections of QCT as stated in the QCT prospectus dated 11 December 2006.

[2] The final retail price will equal the lower of (a) the retail price of RM 0.84 per unit; or (b) 95% of the institutional price, to be determined by way of bookbuilding and subject to rounding adjustments.

Summary of Key Information - QCT's Portfolio

Property	Net Lettable Area (sq ft)	Committed Occupancy (%)	Purchase Consideration (RM million)	Appraised Value (RM million)	Percentage of Aggregate Appraised Value (%)
Quill Building 1 – DHL 1	92,284	100	52.1	53.1	19.0
Quill Building 2 – HSBC	184,453	100	107.5	109.0	38.9
Quill Building 3 – BMW	117,198	100	59.4	60.2	21.5
Quill Building 4 – DHL 2	99,183	100	57.0	57.7	20.6
Total	**493,118**	**100**	**276.0**	**280.0**	**100.0**
Total (S$ million)			**117.4**	**119.1**	

Note: Independent property valuer – Messrs CH Williams Talhar & Wong Sdn Bhd

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 80 cities in 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region. CapitaLand has total fund assets under management of over S$11.8 billion comprising four listed REITs and 10 private property funds with assets in Singapore, China, Japan and Southeast Asia.

The listed subsidiaries and associates of CapitaLand include the four REITs in Singapore - CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust - The Ascott Group, Raffles Holdings and Australand, which is listed both in Singapore and Australia.

In Malaysia, CapitaLand has a 30% stake in Menara Citibank, a prime 50-storey office tower in Kuala Lumpur's Golden Triangle, and a joint venture with Quill where CapitaLand takes a 40% stake to develop a plot of land in KL Sentral into a premier office building.

About Quill Group of Companies

The Quill Group is an established one-stop resource in the business of financing, fast-track design, construction and lease-back of purpose-built buildings and facilities to both Malaysian and multinational companies within the Multimedia Super Corridor and elsewhere. Its speciality is in the integration of IT and M&E requirements in the built- to-suit environment. Examples of these are data centres, call centres and business process outsourcing centres.

Established in 1987, Quill is a reputable multi-disciplinary company in Malaysia, with its in-house teams of architects, engineers, space planners, builders and interior designers. Quill also owns furniture factories and a construction company.

Its track record includes the ownership, design, construction and lease-back of the HSBC Global Electronic Processing Centre, the BMW Headquarters and Regional Group Data Centre, and the DHL Global Information Services Centres. These are amongst the largest facilities in Cyberjaya.

Issued by CapitaLand Limited *(Regn. No.: 198900036N)*
11 December 2006

Media Contact
Julie Ong
Communications
DID : (65) 97340122
Email : julie.ong@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	11-Dec-2006 07:25:07
Announcement No.	00004

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited – "CapitaCommercial Trust offered right of first refusal by CapitaLand to subscribe for units in Quill Capita Trust"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCTML.annc.QCT.11Dec06.pdf Total size = **20K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to a Trust Deed dated 6 February 2004, as amended)

CAPITACOMMERCIAL TRUST OFFERED RIGHT OF FIRST REFUSAL BY CAPITALAND TO SUBSCRIBE FOR UNITS IN QUILL CAPITA TRUST

CapitaCommercial Trust Management Limited, as manager of CapitaCommercial Trust ("**CCT**" and the manager of CCT, the "**Manager**"), wishes to announce that CCT has received a right of first refusal (the "**Offer**") today from CapitaLand Commercial and Integrated Development Limited ("**CCID**") to subscribe for 71,608,000 or 30% of the total units in Quill Capita Trust ("**QCT**" and units in QCT, "**QCT Units**"), a real estate investment trust ("**REIT**") established in Malaysia, and to be listed on the Main Board of Bursa Securities Malaysia Berhad in January 2007. The issue price for these QCT Units will be between RM0.895 to RM0.92 per unit and the actual issue price will be determined after the close of bookbuilding of the initial public offering on 18 December 2006.

The investment objective of QCT is to acquire and invest in commercial properties primarily in Malaysia to provide unitholders with long term and sustainable distribution of income as well as capital growth potential. The manager of QCT is Quill Capita Management Sdn Bhd ("**QCM**"), a REIT management company owned by CapitaLand RECM Pte Ltd (40%) (a wholly-owned subsidiary of CapitaLand Financial Limited which is also the holding company of the Manager), Quill Resources Holdings Sdn Bhd (30%) and Coast Capital Sdn Bhd (30%).

The initial portfolio of commercial properties acquired by QCT comprises four commercial assets which are Quill's landmark buildings in Cyberjaya. These buildings have long term leases with tenants which are subsidiaries of multinational companies.

The acceptance of the Offer is subject to the approval of the HSBC Institutional Trust Services Limited as trustee of CCT. The Manager is currently evaluating the Offer and an announcement of the outcome will be made in due course.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
11 December 2006

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for QCT Units or units in CCT ("**Units**").

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	11-Dec-2006 12:58:48
Announcement No.	00034

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Clarifications on the media reports relating to CapitaLand's aim to launch six more Reits worth $10b
Description	At a media and analysts briefing after the listing of CapitaRetail China Trust, the President and CEO of CapitaLand Group, Mr Liew Mun Leong replied to a query on the REIT market in Singapore that CapitaLand Group sees potential in growing its REIT market in the next 3 years to about 10 REITs because of the positive REIT environment in Singapore, and going forward in the region. On average, a typical REIT is expected to be worth between S$1 billion to S$1.5 billion each.
Attachments:	Total size = **0** (2048K size limit recommended)

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CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number 198900036N

ANNOUNCEMENT

COMPULSORY ACQUISITION OF SHARES IN RAFFLES HOLDINGS LIMITED BY CAPITALAND LIMITED

CapitaLand Limited ("CapitaLand") has today despatched to the existing shareholders of Raffles Holdings Limited a letter with regard to CapitaLand's exercise of its compulsory acquisition right under Section 215(1) of the Companies Act, Chapter 50 of Singapore. A copy of the letter together with its enclosures are attached to this announcement.

As stated in the letter, CapitaLand will exercise its right of compulsory acquisition on 11 January 2007.

By order of the Board

Ng Chooi Peng
Assistant Company Secretary
11 December 2006

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel : 65 6823 3200 Fax : 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

11 December 2006

To: The Shareholders of Raffles Holdings Limited

Dear Shareholder,

COMPULSORY ACQUISITION OF SHARES IN RAFFLES HOLDINGS LIMITED BY CAPITALAND LIMITED

1. INTRODUCTION

On 2 November 2006, CapitaLand Limited ("**CapitaLand**") issued an exit offer letter ("**Exit Offer Letter**") and Raffles Holdings Limited ("**RHL**") issued a circular ("**Circular**"), both dated 30 October 2006, to the shareholders of RHL, in connection with the proposed voluntary delisting of RHL pursuant to Rule 1306 of the Singapore Exchange Securities Trading Limited Listing Manual and the delisting exit offer by CapitaLand to acquire all the ordinary shares in the capital of RHL other than those already held, directly or indirectly, by CapitaLand.

Unless otherwise defined herein, capitalised terms used in this letter shall have the same meanings as defined in the Exit Offer Letter and the Circular.

Prior to the Announcement Date, CapitaLand held, through its wholly-owned subsidiaries, CapitaLand Corporate Investments Pte Ltd and Areca Investment Pte Ltd, a total of 1,249,273,450 Shares, representing approximately 58.51 per cent. of the total number of issued Shares[1].

The Exit Offer has since closed as of 3.30 p.m. on 4 December 2006 with CapitaLand having received, pursuant to the Exit Offer, valid acceptances in respect of 825,812,066 Shares, representing approximately 38.68 per cent. of the total number of issued Shares[1].

As CapitaLand has received valid acceptances of the Exit Offer representing more than 90 per cent. of the total number of issued Shares (other than those already held by CapitaLand, its related corporations or their respective nominees as at the date of the Exit Offer), CapitaLand is now entitled to exercise the right of compulsory acquisition under Section 215(1) of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**").

2. COMPULSORY ACQUISITION UNDER SECTION 215(1) OF THE COMPANIES ACT

According to the records maintained by The Central Depository (Pte) Limited and/or Lim Associates (Pte) Ltd ("**Lim Associates**"), you have not accepted the Exit Offer. Accordingly, we are writing to inform you that CapitaLand wishes to acquire all your Shares at a consideration of S$0.06 in cash for each Share you own (the "**Consideration**"). We enclose, for this purpose, a Notice to Dissenting Shareholder in the form prescribed under the Companies Act (the "**Form 57**").

[1] In this letter, the total number of issued Shares is 2,135,177,756 Shares.

CapitaLand will exercise the right of compulsory acquisition to acquire all your Shares on 11 January 2007 (the "**Transfer Date**"), being one (1) month after the date on which the Form 57 is given, subject to and on the terms set out in the enclosed Form 57 and the provisions of the Companies Act.

Upon the payment of the Consideration to RHL by CapitaLand, RHL will cause to be transferred to CapitaLand all the Shares held by you and register CapitaLand as the holder of all those Shares as soon as practicable. The Consideration will be credited by RHL into a separate bank account and held on trust for you.

As soon as practicable after the Transfer Date, Lim Associates will, on behalf of CapitaLand, despatch a cheque for the appropriate amount of the Consideration payable in respect of your Shares to you by ordinary post, at your own risk, to your address as it appears in the register of members of RHL.

3. RIGHTS UNDER SECTION 215(3) OF THE COMPANIES ACT

Under Section 215(3) of the Companies Act, you have a right to require CapitaLand to acquire your Shares. In connection therewith, a Notice to Non-Assenting Shareholder in the form prescribed under the Companies Act (the "**Form 58**") is enclosed with this letter. Technically, you may, within three (3) months after the Form 58 is given (that is, by 11 March 2007), give notice to CapitaLand requiring CapitaLand to acquire your Shares and CapitaLand shall be entitled and bound to acquire your Shares at the Consideration set out above.

As CapitaLand would be proceeding to compulsorily acquire your Shares on the terms set out in the enclosed Form 57, you need not take any action in relation to the Form 58.

If you are in any doubt about any of the matters in this letter, you should consult your stockbroker, bank manager, solicitor, accountant, tax adviser or other professional adviser immediately.

Yours faithfully,
For and on behalf of
CapitaLand Limited

Liew Mun Leong
Director

enc.

THE COMPANIES ACT
(CHAPTER 50)
THE COMPANIES REGULATIONS
SECTION 215 (1)
REGULATION 11 (1)
NOTICE TO DISSENTING SHAREHOLDER

Form

57

Folio No

Name of Company : RAFFLES HOLDINGS LIMITED

Company No : 199506093G

To : The dissenting shareholders of Raffles Holdings Limited

In this notice:-

Raffles Holdings Limited is referred to as "**the transferor company**", and

CapitaLand Limited is referred to as "**the transferee company**".

On 2 November 2006, the transferee company made an offer to all the holders of ordinary shares in the transferor company. The offer price for each ordinary share in the transferor company was S$0.06 in cash.

Up to 4 December 2006 (being a date within 4 months after the making of the offer in that behalf by the transferee company), the offer was approved by the holders of not less than 90% of the total number of ordinary shares in the transferor company (other than shares already held at the date of the offer by the transferee company, its related corporations or their respective nominees).

The transferee company hereby gives you notice, in pursuance of section 215 of the Companies Act, that it desires to acquire the ordinary shares held by you in the transferor company.

You are entitled within 1 month after the receipt of this notice to require the transferee company, by demand in writing served on it, to supply you with a statement of the names and addresses of all other dissenting shareholders, and the transferee company will not be entitled or bound to acquire the shares of those dissenting shareholders until 14 days after the posting to you of the statement of those names and addresses.

Unless upon an application made to the High Court by you –

(a) on or before 11 January 2007 (being 1 month from the date of this notice); or

(b) on a date (within 14 days of a statement being supplied to you pursuant to section 215(2) of the Companies Act),

whichever is the later date, the High Court orders otherwise, the transferee company will, in pursuance of those provisions, be entitled and bound to acquire the ordinary shares held by you in the transferor company on the terms, which, under the scheme or contract to which the abovementioned offer relates, the shares of the approving ordinary shareholders in the transferor company are to be transferred to the transferee company.

Dated this 11th day of December 2006

Signature: ______________________

Name: Liew Mun Leong
Director, CapitaLand Limited

THE COMPANIES ACT
(CHAPTER 50)
THE COMPANIES REGULATIONS
SECTION 215 (3) /
REGULATION 11 (2)
NOTICE TO NON-ASSENTING SHAREHOLDER

Form

58

Folio No

Name of Company : RAFFLES HOLDINGS LIMITED

Company No : 199506093G

To : The non-assenting shareholders of Raffles Holdings Limited

In this notice:-

Raffles Holdings Limited is referred to as "**the transferor company**", and

CapitaLand Limited is referred to as "**the transferee company**".

A scheme or contract involving the transfer of ordinary shares in the transferor company to the transferee company was, up to 4 December 2006 (being a date within 4 months after the making of the offer in that behalf by the transferee company), approved by the holders of not less than 90% of the total number of ordinary shares in the transferor company (other than shares already held at the date of the offer by the transferee company, its related corporations or their respective nominees).

In pursuance of that scheme or contract, an aggregate of 825,812,066 ordinary shares were on 4 December 2006 agreed to be transferred to the transferee company or its nominee.

The transferee company hereby gives you notice, in pursuance of section 215 of the Companies Act, that those shares together with such other shares in the transferor company as were held by the transferee company, its related corporations or their respective nominees at the last mentioned date comprise or include 90% of the total number of ordinary shares in the transferor company.

In pursuance of the abovementioned provisions you may, within 3 months from the giving of this notice, give notice that you require the transferee company to acquire your holding of ordinary shares in the transferor company, and if you give that notice the transferee company will be entitled and bound to acquire those shares on the terms on which under the scheme or contract the shares of the approving shareholders were transferred to it, or on such other terms as are agreed or as the High Court on application made to it by you or by the transferee company thinks fit to order.

Dated this 11th day of December 2006

Signature: ______________________

Name: Liew Mun Leong
Director, CapitaLand Limited

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CAPITAL REDUCTION BY INDIRECT WHOLLY-OWNED SUBSIDIARY, HUA HONG HOLDINGS PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that pursuant to Section 78B of the Companies Act, Chapter 50, its indirect wholly-owned subsidiary, Hua Hong Holdings Pte. Ltd. ("Hua Hong"), a company incorporated in Singapore, had on 11 December 2006 effected the reduction of its issued and paid-up share capital from S$60,430,000 to S$100,000 by the cancellation of an amount of S$60,330,000 constituting part of the issued and paid-up share capital of Hua Hong (the "Capital Reduction"). The sum of S$60,330,000 arising from the Capital Reduction is to be returned to its sole shareholder, CapitaLand Commercial and Integrated Development Limited, a wholly-owned subsidiary of CapitaLand.

Following the Capital Reduction, Hua Hong's issued and paid-up share capital is S$100,000 comprising 99,338 ordinary shares.

The Capital Reduction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
11 December 2006

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	11-Dec-2006 18:27:48
Announcement No.	00108

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited – "Date of Delisting from the Official List of Singapore Exchange Securities Trading Limited"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	RHL.Delisting.Date.Announcement.11Dec06.pdf Total size = **10K** (2048K size limit recommended)

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RAFFLES HOLDINGS LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number 199506093G

DATE OF DELISTING FROM THE OFFICIAL LIST OF SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

The Board of Directors (the "**Board**") of Raffles Holdings Limited (the "**Company**") refers to the voluntary delisting (the "**Voluntary Delisting**") of the Company from the Official List of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") pursuant to Rule 1306 of the SGX-ST Listing Manual and the exit offer (the "**Exit Offer**") made by CapitaLand Limited ("**CapitaLand**") for all the issued ordinary shares in the capital of the Company, other than those held, directly or indirectly, by CapitaLand.

*All capitalised terms used and not defined herein shall have the same meanings given to them in the Company's circular to shareholders dated 30 October 2006 (the "**Circular**") in relation to the Voluntary Delisting.*

In connection with the Voluntary Delisting, the Board wishes to announce that the SGX-ST has confirmed that the Shares will be delisted from the Official List of the SGX-ST on Wednesday, 13 December 2006.

The Board would also like to refer Shareholders to the announcement dated 11 December 2006 made by CapitaLand in relation to the exercise of its right of compulsory acquisition under Section 215(1) of the Companies Act, Chapter 50 of Singapore.

BY ORDER OF THE BOARD

Ng Lai Leng
Company Secretary
11 December 2006

The Directors of the Company (including any director who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

CapitaLand

News Release

12 December 2006
For Immediate Release

CapitaLand launches the largest Shariah compliant real estate fund of its kind in the GCC[1] region and Asia

Extends 'Raffles City' brand name to Bahrain

Singapore, 12 December 2006 – CapitaLand is pleased to announce that it will be setting up the largest Shariah compliant real estate fund in the GCC region and Asia. The fund, which targets to raise up to US$630 million (S$983 million) in equity, will invest in a prime waterfront integrated development at Bahrain Bay in Manama, Bahrain's capital city. CapitaLand had earlier signed a Memorandum of Understanding in April 2006 with Bahrain Bay Development B.S.C., to develop this integrated development. Given the landmark status of this premier project, CapitaLand will extend to it the 'Raffles City' brand, naming it Raffles City Bahrain, while the fund will be named the Raffles City Bahrain Fund. CapitaLand intends to hold between 20% to 30% interest in the fund, with sophisticated, high net worth and institutional investors taking up the remaining stakes. Book building for the fund has started, and the fund raising is expected to close in the first quarter of 2007.

There has been a major push from Singapore to establish itself in the Islamic financing domain, and this has been welcomed by the global Islamic banking community. CapitaLand's Raffles City Bahrain Fund will be the first ever equity *Sukuk*[2] for a real estate project. While many *Sukuk* issuances are debt instruments, the Raffles City Bahrain Fund will be unique in that it will have an equity characteristic. CapitaLand will break new ground as the first Singapore-based real estate company to launch such a landmark transaction in the GCC.

[1] GCC, or Gulf Co-operation Council is an economic alliance made up of six Gulf states: Saudi Arabia, Kuwait, the United Arab Emirates, Oman, Bahrain and Qatar.

[2] Sukuk, which are compliant with Shariah principles for Islamic investments, are certificates which represent the holders' proportionate ownership in the underlying assets.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said, "We are pleased to extend the 'Raffles City' brand, which has gained significant international recognition, to this exciting integrated development in Manama and to the related fund. To date, we have extended this mark of excellence to gateway cities where we operate. Currently, we have Raffles City in Singapore, Shanghai and Beijing, and going forward, in Chengdu. We will assemble the best team for the conceptualization, design and construction for Raffles City Bahrain, which will then boast a prime residential product, 'must-visit' retail experiences provided by international brand names, and world-class hospitality services from an international serviced residence operator. We are confident that Raffles City Bahrain will be a magnet for tourists from Saudi Arabia, Kuwait, Qatar, UAE and Oman."

He added, "With the Raffles City Bahrain Fund, we would achieve the triple targets of having a maiden investment in the GCC; fulfilling our aim to grow our Shariah-compliant assets under management by our financial services subsidiary, CapitaLand Amanah, by a further US$500 million[3] (S$780 million) by 2007; and adding to the footprint of the 'Raffles City' brand. We will continue to actively explore opportunities for more landmark integrated development sites in the GCC to export our expertise and grow the Raffles City brand further."

Mr Martin Tan, CEO of CapitaLand Commercial & Integrated Development and CapitaLand Financial (Real Estate Capital Management – Commercial and Integrated Development), added, "Raffles City Bahrain is CapitaLand's first major development in the GCC, and we are keen to add this signature project to our showcase of world-class landmark developments in various key gateway cities. We are also pleased to harness our expertise in real estate financial services to form the largest Shariah compliant real estate fund in Asia and the GCC region. We hope that our involvement in this landmark development and the setting up of the Raffles City Bahrain Fund will serve as a springboard for investors to participate in the growing financial and tourism hubs in the GCC, while contributing to the fast growing *Sukuk* market in this region."

Raffles City Bahrain will be one of the focal points within the Bahrain Bay development. Tonight in Manama, the prestigious Bahrain Bay will be officially launched at a Gala Event. Attending from Singapore is His Excellency Mr Zainul Abidin Rasheed, Senior Minister of State for Foreign Affairs of the Republic of Singapore and His Excellency Mr V P Hirubalan, Ambassador of the Republic of Singapore to the Kingdom of Saudi Arabia/Kingdom of Bahrain. Other distinguished guests include senior government figures and members of the Royal Court from Bahrain, as well as VIP guests from Saudi Arabia, Kuwait, Qatar, UAE and Oman.

---

[3] Excluding ARC-CapitaLand Residences Japan, CapitaLand's first Shariah compliant joint venture, which has a target AUM (assets under management) size of JPY42 billion.

The master developer of Bahrain Bay is Bahrain Bay Development B.S.C., a consortium of Middle East investors led by Arcapita Bank B.S.C, while the master plan is designed by Skidmore, Owings & Merrill. CapitaLand has built an excellent relationship with Arcapita while working together on the Shariah compliant JPY42 billion (over S$550 million) ARC-CapitaLand Residence Japan Joint Venture, and this alliance is now being further strengthened by the Raffles City Bahrain integrated development.

The integrated development will sit on a 43,000-square metre reclaimed site in the commercial heart of Bahrain Bay. It will be strategically located adjacent to the Four Seasons Hotel and Arcapita's global headquarters, both new iconic landmarks within Bahrain Bay. The total development area forms 20% of the total developable area of Bahrain Bay.

Raffles City Bahrain will be a beacon for Bahrain Bay's unique positioning as the kingdom's premium residential, entertainment and business district, and a landmark development in the GCC. It will comprise 288,000 square metres of built up area for residential (60%), retail and leisure (30%) and serviced residences (10%) components. Construction is scheduled to commence in 2007 and to be completed by 2010.

Internationally acclaimed architect, Rafael Vinoly, will be designing this prestigious development. Its design has been conceived as a series of concentric 'waves', inspired by the intrinsic geometry and spectacular views of the bay and the sea. The waterfront integrated development, which overlooks the stunning skyline of Manama, will have a limited collection of exclusive sky villas, over 400 high-rise luxurious apartments, serviced residences, as well as a unique retail concept that has a modern interpretation of the souks, the traditional Arabic market place. Extending onto the waterfront is a promenade featuring a floating pavilion and Central Plaza dotted with gourmet outlets and signature restaurants. The promenade will also be an ideal venue for waterfront events with music and light shows. Complementing the spectacular waterfront views will be lush greenery, fountains and water features.

About Bahrain Bay

Bahrain Bay is a flagship project that symbolises the future growth for Bahrain as the development will set new standards for urban lifestyles in the Gulf region. Skidmore, Owings & Merrill, a leading architecture and urban design firm, has completed the master plans as well as architectural and design standards for the district. Additional support will be provided by Mace International and Atkins International, both of whom have considerable experience developing premium, high-profile development projects, in the Gulf region and around the world. Bahrain Bay, located on an island, will be connected by two bridges that form an inner harbour off the north east coast of Manama. Reclamation works has commenced for the 430,000 square metres of land for the entire district. Development works on the infrastructure, and for anchor developments are expected to commence in 2007.

Visit www.bahrainbay.com for more information on the Bahrain Bay waterfront district.

Bahrain Economy and Property Market

Bahrain is close to primary middle-eastern petroleum sources and is ideal for the establishment of a regional base to reap the trading benefits of the entire Middle East. It is riding on the continual growth of the global tourism industry, and is witness to a growing number of intra-regional business and leisure visitors. In addition, Bahrain has long been recognised as the region's financial centre, facilitated by the government's pro-business policies. All these factors boost its economy, which is progressively now less reliant on its oil reserves.

Bahrain's hospitality industry, with improved accessibility from infrastructural development and strong tourism growth, gives ample opportunities for development of tourism products like hotels, resorts and shopping malls. This is further strengthened by the growing affluence of the local population. The residential market is also underpinned by Bahrain's strong economic fundamentals and favorable demographic trends. Even though there is strong demand from expatriates, home prices are still more affordable than in other similarly placed countries in the Gulf Cooperation Council.

About Rafael Vinoly Architects

Founded in 1982, Rafael Vinoly Architects boasts remarkable monuments around the world. In Japan, there's the Tokyo International Forum. In Philadelphia, there's the Kimmel Center for the Performing Arts. The firm's works also include the Van Adnel Institute in Michigan and the largest building in New England – the Boston Convention and Exhibition Center.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 80 cities in 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Australand, which is listed both in Singapore and Australia.

Excluding Raffles City Bahrain Fund, CapitaLand has total fund assets under management of over S$11.8 billion comprising 10 private property funds and the four REITs in Singapore. CapitaLand recently launched the prospectus for a new REIT, Quill Capita Trust, its first proposed listing outside Singapore, on the Main Board of the Bursa Malaysia Securities Berhad.

Issued by CapitaLand Limited *(Regn. No.: 198900036N)*
12 December 2006

Media Contact
Julie Ong
Communications
DID : (65) 97340122
Email : julie.ong@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg

CapitaLand's Integrated Development in Bahrain Bay
Raffles City Bahrain

Location	:	▪ Bahrain Bay, Manama ▪ In the commercial heart of Bahrain Bay
Distinctive features	:	▪ Designed by internationally acclaimed architect, Rafael Vinoly ▪ Signature waterfront development. ▪ Lush greenery, fountains and water features
Components		▪ Sky villas (a limited collection) ▪ More than 400 high-rise luxurious apartments ▪ Promenade featuring floating pavilion and Central Plaza dotted with gourmet outlets and signature restaurants ▪ Serviced residences
Site area	:	43,000 square metres
Number of blocks / storeys	:	▪ Apartments: 3 blocks (28 storeys; 31 storeys and 34 storeys) ▪ Retail: A 3-storey podium ▪ Serviced residences: 2 blocks (4 storeys and 6 storeys)
Gross Floor Area	:	288,000 square metres
Architects & Consultants	:	▪ Architect: Rafael Vinoly
Completion	:	2010

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	12-Dec-2006 13:08:03
Announcement No.	00034

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited - "(1) Purchase of Shoan Heights Serviced Apartment, Melbourne, Australia; and (2) Ascott Residence Trust enters Australian market with yield accretive acquisition in Melbourne"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement and a news release on the above matters, as attached for information
Attachments:	ART.Announcement.Purchase.of.Svc.Apartment.12Dec06.pdf ART.newsrelease.Somerset.Gordon.Heights.Melbourne.12Dec06.pdf Total size = **238K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

PURCHASE OF SHOAN HEIGHTS SERVICED APARTMENT, MELBOURNE, AUSTRALIA

The Board of Directors of Ascott Residence Trust Management Limited ("**ARTML**"), as manager of Ascott Residence Trust ("**ART**"), wishes to announce that a special purpose unit trust known as "Somerset Gordon Heights (Melbourne) Unit Trust" ("**Unit Trust**") has been constituted in Victoria, Australia pursuant to a unit trust deed dated 11 December 2006 ("**Unit Trust Deed**").

Pursuant to the Unit Trust Deed, Somerset Gordon Heights (Melbourne) Pty. Ltd. ("**Trustee Co**"), a special purpose limited liability company incorporated in Victoria, Australia and an indirectly wholly owned subsidiary of ART, is appointed as the trustee of the Unit Trust.

The Trustee Co, in its capacity as trustee of the Unit Trust, has today entered into a conditional sale and purchase agreement (the "**Agreement**") for the purchase of a freehold property, Shoan Heights Serviced Apartment, located at 19-25 Little Bourke Street, Melbourne, Australia (the "**Property**") at a consideration of A$11.6 million (or S$13.9 million) (the "**Acquisition**"). The Trustee Co will be the registered owner of the Property.

Somerset Gordon Heights (S) Pte. Ltd. ("**SGHPL**"), a Singapore incorporated limited liability company and a wholly owned subsidiary of ART, owns (i) 100 percent of the issued share capital of the Trustee Co; and (ii) 100 percent of the issued units of the Unit Trust. SGHPL will hold the beneficiary trust interest in the Property.

The Property with a site area of 504 square metres, to be re-branded as Somerset Gordon Heights, will be managed by Ascott International Management (Australia) Pty Ltd, an indirectly wholly owned subsidiary of The Ascott Group Limited ("**TAGL**"), on completion of the Acquisition.

The purchase consideration of A$11.6 million (or S$13.9 million) for the Acquisition ("**Purchase Consideration**") will be funded by equity and/or debt. Details of equity fund raising will be disclosed at a later date.

The completion of the Acquisition is subject to the fulfilment of certain conditions precedent set out in the Agreement and the completion of the Acquisition is expected to take place on or about 21 April 2007.

The Acquisition is not expected to have any material impact on the net tangible assets or earnings per unit of ART for the financial year ending 31 December 2006.

Upon completion of the Acquisition, an acquisition fee of 1.0 percent of the Purchase Consideration ("**Acquisition Fee**") is payable to ARTML.

The Acquisition is in line with the ART's strategy of investing in quality yield accretive assets with growth potential in the Pan Asian Region.

TAGL is a substantial unitholder of ART holding about 27 percent of the total issued units of ART.

None of the Directors of ARTML has any interest, direct or indirect, in the Acquisition. Save for the Acquisition Fee payable to ARTML as referred to paragraph above, the Directors are not aware of any controlling unitholder of ART having any interest, direct or indirect, in the Acquisition and have not received any notification of interest in the Acquisition from any controlling unitholders of ART.

By Order of the Board

Doreen Nah
Company Secretary

Singapore, 12 December 2006

Note: The following exchange rate was used in this Announcement A$1.00 = S$1.20

FOR IMMEDIATE RELEASE

ASCOTT
RESIDENCE
TRUST

NEWS RELEASE

ASCOTT RESIDENCE TRUST MANAGEMENT LIMITED
(Regn. No: 200516209Z)

N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6389 9388

Facsimile
(65) 6389 9399

Website
www.ascottreit.com

A Member of The Ascott Group

ASCOTT RESIDENCE TRUST ENTERS AUSTRALIAN MARKET WITH YIELD ACCRETIVE ACQUISITION IN MELBOURNE

Increases multi-country presence to seven countries with its fourth acquisition since listing

Singapore, 12 December 2006 – Ascott Residence Trust (ART) is acquiring Shoan Heights in Melbourne, Australia for A$11.6 million (approximately S$13.9 million). The five-storey freehold property, to be re-branded as Somerset Gordon Heights, Melbourne upon completion of the acquisition, will be managed by Ascott International Management (Australia) (AIM), an indirectly wholly owned subsidiary of The Ascott Group Limited. Somerset Gordon Heights, Melbourne is located in Melbourne's Central Business District.

The acquisition is yield-accretive to ART at an annualised property yield[1] of 6.9 percent when compared to ART's annualised portfolio property yield[2] of 4.9 percent and its current trading yield of 4.4 percent[3]. With this acquisition, ART's portfolio expands to 16 properties in seven countries with its asset size increasing to the present S$1.05 billion up from about S$856 million at the time of listing. The transaction will be funded by equity and/ or debt.

Mr Lim Jit Poh, chairman of Ascott Residence Trust Management Limited (ARTML), said, "Somerset Gordon Heights, Melbourne is ART's first property in Australia. With serviced residences spanning 10 Pan-Asian cities in seven countries, ART's portfolio enjoys revenue diversification across economic cycles with its presence in both mature and emerging markets. The acquisition is in line with ART's strategy to invest in quality yield-accretive assets with growth potential in the Pan-Asian region."

Mr Lim added, "Melbourne has a steady influx of business travellers as the city is popular with the Meetings, Incentive Travel, Conventions and Exhibitions (M.I.C.E.) market, which contributes around A$1.2 billion annually into Victoria's economy[4]. This will increase further when the A$370 million, 5000-delegate Melbourne Convention Centre – Australia's largest exhibition and convention centre – is operational by 2009."

Mr Chong Kee Hiong, ARTML's CEO, said, "Serviced residences enjoy high occupancies throughout the year in Melbourne and especially during major annual sporting events like the Australian Open Tennis

[1] For the forecast year 2007.
[2] Based on initial portfolio of 12 properties for the forecast year 2006.
[3] As at 11 December 2006. Based on an annualised distribution of S$0.0611 for the forecast year 2006 and based on the assumptions as set out in the Prospectus.
[4] Source: Deloitte HotelBenchmark™ Survey.

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

Championships and Australian F1 Grand Prix. Melbourne is widely regarded as Australia's sporting capital. In fact, the Commonwealth Games and the Grand Prix early this year boosted Melbourne's city-wide hotel RevPAR[5] significantly, with growth of almost 10% in the first quarter of 2006 and 12% in the second[6]."

Mr Chong added, "The appointment of AIM to manage Somerset Gordon Heights, Melbourne will enable ART to benefit from the operating, sales and marketing synergies with the two other serviced residences run by AIM. Guests will also be able to use the swimming pool and gymnasium facilities at Somerset Gordon Place, Melbourne. In addition, there is potential for asset enhancement with this property as the larger apartment units can be reconfigured into higher-yielding smaller units in the future."

Somerset Gordon Heights, Melbourne

Somerset Gordon Heights, Melbourne, a five-storey freehold serviced residence property in Melbourne's Central Business District, is a short 5-minute walk away from the Bourke Street tram stop. The property is surrounded by theatres such as the Princess Theatre, numerous restaurants, cafés, sporting venues, galleries, department stores, parks and government buildings such as the State Parliament.

Comprising 43 fully-furnished studios, one and two-bedroom apartments and two-bedroom penthouses, the property enjoys an average occupancy level of above 80 per cent and boasts facilities such as a restaurant, advanced security system, roof-top barbeque area with a gymnasium, sauna, spa and steam room, daily housekeeping service, free laundry facilities and valet dry cleaning. The property has been in operation since 1998.

Located at 19-25 Little Bourke Street, Somerset Gordon Heights, Melbourne is directly opposite Somerset Gordon Place, Melbourne, a property also managed by AIM. The swimming pool and gymnasium at Somerset Gordon Place, Melbourne will be accessible to guests staying at Somerset Gordon Heights, Melbourne.

About Ascott Residence Trust

Ascott Residence Trust is the first Pan-Asian serviced residence real estate investment trust (REIT) established with the objective of investing primarily in real estate and real estate-related assets which are income-producing and which are used or predominantly used, as serviced residences or rental housing properties in the Pan-Asian Region.

Comprising an initial asset portfolio of over 2,000 units in 12 strategically located serviced residences and rental housing property in Singapore, China, Indonesia, the Philippines and Vietnam, ART was listed with an asset size of about S$856 million.

Launched in March 2006, ART is managed by the Ascott Residence Trust Management Limited, a wholly-owned subsidiary of The Ascott Group Limited.

[5] Revenue Per Available Room.
[6] Sources: Jones Lang LaSalle Hotels and Jones Lang LaSalle.

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the largest international serviced residence owner-operator outside the United States with over 17,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region. Ascott boasts a 22-year industry track record and serviced residence brands that enjoy recognition worldwide.

For more information about ART, please visit http://www.ascottreit.com.

Issued by:

Ascott Residence Trust Management Limited
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Tel : (65) 6389 9388 Fax : (65) 6389 9399
Website: http://www.ascottreit.com/

For more information, please contact:

Goh Lilian, Director, Investor Relations and Communications
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

Sonia Meyer, Assistant Manager, Investor Relations and Communications
Tel: (65) 6389 9310 Hp: (65) 9724 8748 Email: sonia.meyer@the-ascott.com

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

EXERCISE OF OVER-ALLOTMENT OPTION IN CONNECTION WITH THE INITIAL PUBLIC OFFERING OF UNITS IN CAPITARETAIL CHINA TRUST

Further to its announcement dated 8 December 2006 in relation to the listing of units in CapitaRetail China Trust ("**Units**") on Singapore Exchange Securities Trading Limited and the initial public offering of the Units (the "**Offering**"), CapitaLand Limited ("**CapitaLand**") wishes to announce that J.P. Morgan (S.E.A.) Limited ("**JPMorgan**"), UBS AG acting through its business group, UBS Investment Bank and China International Capital Corporation Limited (together, the "**Underwriters**") have today completed the settlement for the exercise of the over-allotment option of 28,800,000 Units which was granted by Retail Crown (BVI) Limited, an indirect wholly-owned subsidiary of CapitaLand, to cover in full the over-allotment made in connection with the Offering.

The over-allotment option was exercised by JPMorgan, on behalf of the Underwriters.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
12 December 2006

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RECEIVED
2007 ... 26 A 11:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	12-Dec-2006 19:07:44
Announcement No.	00117

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited - "Exercise of over-allotment option"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CRCT.Annc.Ex.Over.Allotment.Option.12Dec06.pdf Total size = **74K** (2048K size limit recommended)

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CapitaRetail China Trust

(a unit trust constituted on 23 October 2006 under the laws of the Republic of Singapore)

ANNOUNCEMENT

EXERCISE OF OVER-ALLOTMENT OPTION

CapitaRetail China Trust Management Limited, as manager (the "**Manager**") of CapitaRetail China Trust ("**CRCT**") wishes to announce that J.P. Morgan (S.E.A.) Limited ("**JPMorgan**"), UBS AG, acting through its business group, UBS Investment Bank ("**UBS**") and China International Capital Corporation Limited ("**CICC**" and, together with JPMorgan and UBS, the "**Underwriters**") have today completed the settlement for the exercise of the over-allotment option of 28,800,000 units in CRCT ("**Units**") which was granted by Retail Crown (BVI) Limited (the "**Vendor**"), an indirect wholly-owned subsidiary of CapitaLand Limited, to cover in full the over-allotment made in connection with the initial public offering (the "**Offering**") of the Units.

The over-allotment option was exercised by JPMorgan, on behalf of the Underwriters. JPMorgan has not undertaken any price stabilisation in relation to the Units and will not be undertaking any such price stabilisation.

In relation to the Offering, the Sole Financial Adviser was JPMorgan and the Underwriters and Bookrunners were JPMorgan, UBS and CICC.

BY ORDER OF THE BOARD
CapitaRetail China Trust Management Limited
(Company Registration Number 200611176D)
As manager of CapitaRetail China Trust

Michelle Koh
Company Secretary
12 December 2006

Important Notice

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in the Units will be subject to investment risks, including the possible loss of the principal amount invested. Investors will have no right to request that the Manager redeem or purchase the Units while the Units are listed. It is intended that holders of the Units may only deal in their Units through trading on Singapore Exchange Securities Trading Limited ("**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This Announcement should not be distributed to persons with addresses in the United States of America or in any other country where such distribution may lead to a breach of any applicable law and/or regulation. The Units will not be registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") or under the relevant securities laws of any state or other jurisdiction of the United States. Accordingly, the Units may not (unless an exemption under the Securities Act or other relevant securities laws is available) be offered, sold, taken up, or delivered, directly or indirectly, in, into or from the United States or any other jurisdiction where this would constitute a violation of the relevant laws of, or require registration thereof in, such a jurisdiction.

Neither this Announcement nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada. It is not an offer of securities for sale into the United States. The Units may not be offered or sold in the United States. There will be no public offer of the Units in the United States.

This document and any part of it, is not to be distributed, circulated or published outside of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

CapitaLand

News Release

13 December 2006
For Immediate Release

CapitaLand launches first Malaysia Commercial Development Fund with development value of US$1 billion (S$1.5 billion)

One Mont' Kiara as seed asset with two more projects in the pipeline

Singapore, 13 December 2006 – CapitaLand, together with the Maybank Group (through its investment banking arm, Aseambankers Malaysia Berhad (ASEAMBANKERS)) have launched a Malaysia Commercial Development Fund (MCDF), a closed end private equity investment fund with a target fund size of US$250 million (S$383 million). With this, MCDF will be CapitaLand's first and one of the largest funds in Malaysia with expected gross development value of US$1 billion (S$1.5 billion).

MCDF will be an opportunistic real estate fund investing in real estate development properties in Kuala Lumpur and the Klang Valley. It will seek to maximise total returns on capital by acquiring, developing, redeveloping and realising profits in commercial and integrated developments. MCDF is expected to close by first quarter 2007.

Mr Liew Mun Leong, President and CEO of CapitaLand Group said, "With the setting up of MCDF, the first commercial development fund in Malaysia, the CapitaLand Group will extend its international expertise in the real estate value chain and expand its integrated real estate and capital management business to Malaysia. It has successfully executed this strategy in other countries such as China. In Malaysia, we are pleased to partner with the Maybank Group, the largest and most established bank in Malaysia, and together, we will leverage on the skills and resources of several experienced real estate developers to tap into the tremendous growth potential in the Malaysian real estate market.

Mr Liew added, "We are also bringing this opportunity to international and domestic investors who share our confidence in Malaysia. With this set up and the recent launch of Quill Capita Trust (QCT), the real estate investment trust which invests in completed yield-focused product, QCT will grow its assets significantly as it has access to a pipeline of completed properties developed by MCDF."

MCDF's seed investment is One Mont' Kiara, a mixed development comprising two office towers, a retail podium and car parks, on a site area of approximately 151,000 sq ft at an estimated project cost of RM360 million (S$156 million). Located in the heart of Klang Valley and within a 15-minute drive to either Petaling Jaya or downtown Kuala Lumpur, One Mont' Kiara is an established upper middle class residential area with a developed expatriate community. Works on the mixed development is expected to commence in the first quarter of 2007 and completed by third quarter of 2010.

Separately, CapitaLand's wholly-owned subsidiary, CapitaLand Commercial and Integrated Development Limited is going to sign certain agreements to acquire two development projects which will form as potential acquisition pipeline for injection into MCDF.

Malaysia – An attractive market opportunity

The Malaysian real estate market is undergoing a stage of rapid growth underpinned by healthy economic performance frequently boosted by the provisions in the 5-year Malaysian Plans. Based on the 9th Malaysian Plan, Federal Territory, which comprises Kuala Lumpur, Putrajaya and Labuan, received the highest development allocations of RM31 billion (S$13.5 billion). Kuala Lumpur being the focal point of the services sector in Malaysia is expected to benefit from the development plans intended to enhance the services sector. The development of Phase 2 of the Multimedia Super Corridor, Kuala Lumpur as Malaysia's financial hub and strengthening Malaysia's position as a global Islamic financial hub all serve to highlight the many opportunities that could arise in the real estate sector.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 80 cities in 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Australand, which is listed both in Singapore and Australia.

In Malaysia, CapitaLand has a 30% stake in Menara Citibank, a prime 50-storey office tower in Kuala Lumpur's Golden Triangle, and a joint venture with Quill Group where CapitaLand has taken a 40% stake to develop a plot of land in KL Sentral into a premier office building. Also, CapitaLand has a 40% stake in Quill Capita Management Sdn Bhd, the manager of Quill Capita Trust (QCT), a real estate investment trust (REIT), which launched its Initial Public Offering on 11 December 2006. QCT is CapitaLand's first REIT proposed to be listed outside Singapore, on the Main Board of the Bursa Malaysia Securities Berhad.

About ASEAMBANKERS (www.aseam.com.my)

ASEAMBANKERS is the investment banking arm of Maybank Group, and one of the leading investment banks in Malaysia. Among its many accolades include Euromoney Award For Excellence as the Best Mergers & Acquisition House in Malaysia in 2006, the Sheikh Mohammed Bin Rashid Al Maktoum Islamic Finance Award for Regional Continuing Contribution to Islamic Finance – Research & Development (Asia) in 2005, several RAM League Awards in 2006 for being among the top three banks with the best deal and issue value in Malaysia and the Deal Of The Year awarded by The Banker in 2005 in respect of the issue of RM1.0 billion of Islamic Subordinated Bonds.

ASEAMBANKERS will act as the Principal Advisor to the fund manager, providing advisory services on Malaysian capital market and funding issues.

Issued by CapitaLand Limited *(Regn. No.: 198900036N)*
13 December 2006

Media Contact
Basskaran Nair
Communications
DID : (65) 68233554
Email : basskaran.nair @capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	14-Dec-2006 07:14:26
Announcement No.	00015

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News release by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "CCT accepts offer to invest in Quill Capita Trust"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued a news release on the above matter, as attached for information.
Attachments:	CCT.PressRelease.QCT.acceptancefinal.14Dec06.pdf Total size = **34K** (2048K size limit recommended)

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CapitaCommercial Trust

NEWS RELEASE

For Immediate Release
14 December 2006

CCT accepts offer to invest in Quill Capita Trust

Investment in line with CCT's strategy to invest overseas and to deliver long term growth

Singapore, 14 December 2006 – CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust ("CCT" and the manager of CCT, the "CCT Manager") is pleased to announce that CCT has accepted the offer from CapitaLand Commercial and Integrated Development Limited ("CCID"), a wholly-owned subsidiary of CapitaLand Limited ("CapitaLand") for 71.6 million units in Quill Capita Trust ("QCT" and units in QCT, "QCT Units") amounting to 30% of the total QCT Units. The issue price will be at the institutional price and is expected to be in the range of between RM0.895 (S$0.39) and RM0.92 (S$0.40)[1] per QCT Unit. The final issue price will be determined after the close of QCT's bookbuilding on 18 December 2006. At these prices, the investment by CCT is expected to be between RM64 million (S$28 million) to RM66 million (S$29 million). The completion of the subscription and the listing of the QCT Units are expected to take place on or about 8 January 2007.

CCT's principal investment strategy is to invest in quality income-producing assets which will provide overall yield accretion and value creation opportunities so as to deliver stable distributions and sustainable total returns to CCT unitholders ("Unitholders"). CCT has stated that it will invest in both Singapore as well as overseas with a focus in well located prime quality assets. Currently, CCT's only overseas investment is in Malaysia through a subscription of 100% junior bonds in Aragorn ABS Berhad ("Aragorn"), a special purpose vehicle owning Wisma Technip, an office building in Kuala Lumpur.

[1] Based on an exchange rate of S$1.00 to RM2.30

Total investment in Malaysia, including the 100% junior bonds in Aragorn and the investment in QCT, is expected to be 1.4% of CCT's total assets as at 30 September 2006. For the subscription of QCT Units, CCT intends to fund from internally generated funds and additional borrowings. With QCT's projected net-of-tax distribution yield of between 4.8% and 4.9%, this investment will be yield accretive to CCT.

Mr Liew Mun Leong, Deputy Chairman of the CCT Manager said, "Underpinned by healthy economic performance, the Malaysian real estate market is undergoing a stage of rapid growth and we would like to capitalise on the growth of this market. We started our investment in Malaysia with a small asset, Wisma Technip in April this year; and today we will increase our presence in this growing market through our investment in QCT. It is our strategic intent to benefit from our investment in this listed vehicle in Malaysia and to look for further yield accretive investments. QCT's portfolio of prime quality assets anchored by long term blue chip MNC tenants is aligned with our strategic intent and investment mandate to grow and deliver long term and sustainable returns to our Unitholders. Looking ahead, we are confident of a strong performance by QCT as the manager is CapitaLand, which has highly recognised REIT management expertise and track record, and the Quill Group which has a unique multi-disciplinary property development expertise and a pipeline of assets."

CapitaLand, in the meantime, has also announced the establishment of a Malaysia commercial development fund ("MCDF") with a target fund size of US$250 million (S$383 million) and an expected gross development value of US$1 billion (S$1.5 billion). The intent is to enable the international and domestic investors to invest in Malaysia's real estate sector and QCT will benefit as it will have access to a pipeline of completed properties to be delivered by MCDF. A pipeline has already been put in place with One Mont' Kiara as the seed asset and two more developments being finalised. In addition, the manager of QCT brings significant strength and value to this vehicle. QCT will capitalise on the management expertise provided by CapitaLand which is a 40% shareholder of the manager. QCT has the added benefit of having the Quill Group as the other 30% shareholder of the manager as they bring with them their property development expertise, together with their relationships, business network and pipeline of assets.

Mr David Tan, Chief Executive Officer of the CCT Manager said, "With the right of first refusal to buy commercial assets from the shareholders of the manager; and with the creation of MCDF by CapitaLand, QCT can potentially increase its asset size significantly. This will provide CCT with an opportunity to increase its exposure into the growing Malaysia real estate market quickly. This would not have been possible if we just depended on the asset-backed securitisation structure used for Wisma Technip. Going forward, CCT may continue to invest directly in business opportunities, especially where such investments are not within the mandate of QCT or QCT is unable to participate."

About Quill Capita Trust

QCT is a real estate investment trust focused on acquiring and investing in commercial properties[2] in Malaysia with a view to provide QCT unitholders with long term and sustainable distribution of income and potential capital growth. The initial portfolio of QCT comprises four freehold commercial assets valued at RM280 million (S$119 million) located in Cyberjaya, Malaysia's Multimedia Super Corridor and have long leases with tenants which are subsidiaries of multinational companies.

The manager of QCT is Quill Capita Management Sdn Bhd which has three shareholders, namely CapitaLand RECM Pte Ltd (40%), a wholly-owned subsidiary of CapitaLand Financial Limited, the financial services arm of CapitaLand, Quill Resources Holding Sdn Bhd (30%); and a Bumiputra company Coast Capital Sdn Bhd (30%).

The portfolio of QCT's properties is expected to generate a distribution yield of 7.14% for QCT based on its projected distribution per QCT Unit of 6.00 sen[3] (2.61 Singapore cents) for the financial year ending 31 December 2007 and assumed retail price of RM0.84[4] (S$0.37) per QCT Unit. After accounting for withholding tax and depending on

---

[2] Properties used, or predominantly used, for commercial purposes, including but not limited to office, business / technology park, data processing centre, car park and retail, but specifically excluding real estate which is in the nature of retail shopping malls.

[3] Based on the consolidated profit estimate, forecast and projections of QCT as stated in the QCT prospectus dated 11 December 2006.

[4] The final retail price will equal the lower of (a) the retail price of RM0.84 per unit; or (b) 95% of the institutional price, to be determined by way of bookbuilding and subject to rounding adjustments.

the final issue price, the projected distribution yield to CCT will be in the range of between 4.8% and 4.9%.

QCT's Portfolio Details

Property	Net Lettable Area (sq ft)	Committed Occupancy (%)	Purchase Consideration (RM million)	Appraised Value (RM million)	Percentage of Aggregate Appraised Value (%)
Quill Building 1 – DHL 1	92,284	100	52.1	53.1	19.0
Quill Building 2 – HSBC	184,453	100	107.5	109.0	38.9
Quill Building 3 – BMW	117,198	100	59.4	60.2	21.5
Quill Building 4 – DHL 2	99,183	100	57.0	57.7	20.6
Total	**493,118**	**100**	**276.0**	**280.0**	**100.0**
Total (S$ million)			**117.4**	**119.1**	

Note: Independent property valuer – Messrs CH Williams Talhar & Wong Sdn Bhd

Malaysia – An attractive market opportunity

The Malaysian real estate market is undergoing a stage of rapid growth underpinned by healthy economic performance frequently boosted by the provisions in the 5-year Malaysian Plans. Based on the 9th Malaysian Plan, Federal Territory, which comprises Kuala Lumpur, Putrajaya and Labuan, received the highest development allocations of RM31 billion (S$13.5 billion). Kuala Lumpur being the focal point of the services sector in Malaysia is expected to benefit from the development plans intended to enhance the services sector. The development of Phase 2 of the Multimedia Super Corridor, Kuala Lumpur as Malaysia's financial hub and strengthening Malaysia's position as a global Islamic financial hub all serve to highlight the many opportunities that could arise in the real estate sector.

About CapitaCommercial Trust (www.cct.com.sg)

CCT is Singapore's first commercial property trust with a market capitalisation of S$3.4 billion based on the closing price of S$2.46 per unit on 13 December 2006. It aims to own and invest in real estate and real estate-related assets which are income producing

and used, or predominantly used, for commercial purposes. CCT currently owns a S$3.6 billion portfolio of nine prime properties in Singapore's Central Business District and Downtown Core and, an office asset in Kuala Lumpur's Golden Triangle, Malaysia. The properties are Capital Tower, 6 Battery Road, HSBC Building, Raffles City (60% interest through RCS Trust), Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park in Singapore, and Wisma Technip (through an investment in junior bonds) in Malaysia. On 26 July 2006, CCT was accorded "A3" corporate rating with a stable rating outlook by Moody's Investor Service.

CCT is managed by an external manager, CapitaCommercial Trust Management Limited, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Issued by :

CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)

Media Contact	**Analyst & Investor Contact**
Julie Ong DID: (65) 6823 3541; Mobile: (65) 97340122 Email: julie.ong@capitaland.com.sg	Ho Mei Peng DID: (65) 6826 5586 Mobile: (65) 96688290 Email: ho.meipeng@capitaland.com.sg

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the CCT Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the CCT Manager to redeem or purchase their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	14-Dec-2006 18:01:07
Announcement No.	00118

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

Announcement and news release by CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited - "(A) Acquisitions of an aggregate of 40 percent of the issued share capital of (1) East Australia Trading Company (S) Pte Ltd; and (2) East Australia Trading Company Limited; and (B) Ascott Residence Trust expands portfolio in Vietnam"

Description

CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement and a news release on the above matters, as attached for information.

Attachments:

ART.Annc.EATCS.and.EATCHK.14Dec06.pdf

ART.NewRelease.Somerset.Chancellor.Court.14Dec06.pdf

Total size = **239K**

(2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

ACQUISITIONS OF AN AGGREGATE OF 40 PERCENT OF THE ISSUED SHARE CAPITAL OF (1) EAST AUSTRALIA TRADING COMPANY (S) PTE LTD; AND (2) EAST AUSTRALIA TRADING COMPANY LIMITED

The Board of Directors of Ascott Residence Trust Management Limited ("**ARTML**"), as manager of Ascott Residence Trust ("**ART**"), wishes to announce that DBS Trustee Limited, as trustee of ART ("**DBS Trustee**"), has today entered into conditional sale and purchase agreements (the "**Agreements**") with each of (a) Coral Holdings Limited, a company incorporated in Hong Kong SAR ("**Coral**"), and (b) Sparkle Limited, a company incorporated in the British Virgin Islands ("**Sparkle**"), to (i) acquire from each of Coral and Sparkle, 20 percent of the total issued share capital of East Australia Trading Company (S) Pte Ltd ("**EATCS**") and East Australia Trading Company Limited ("**EATCHK**") respectively; and (ii) acquire the rights, title, interest and benefits of the shareholder's loan owing by EATCHK to Sparkle (collectively, the "**Acquisitions**"). The remaining 60-percent interest in each of EATCS and EATCHK are presently held by The Ascott Holdings Limited, a wholly owned subsidiary of The Ascott Group Limited ("**TAGL**")

EATCS presently holds 67 percent of the total registered capital of Saigon Office and Serviced Apartment Company Limited ("**SOSA**"), a joint venture enterprise registered in the Socialist Republic of Vietnam. The remaining 33 percent of the total registered capital of SOSA is held by Import-Export And Service Company District 1, a Vietnamese local enterprise.

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

SOSA is the legal and beneficial owner of the serviced residence, Somerset Chancellor Court, located in Ho Chi Minh City, Socialist Republic of Vietnam. Somerset Chancellor Court is managed by Ascott International Management (2001) Pte Ltd, an indirectly wholly owned subsidiary of TAGL.

EATCHK is presently an inactive investment holding company.

Pursuant to the Agreements, ART will acquire (a) Coral's 20-percent interest in each of EATCS and EATCHK at an aggregate purchase consideration of about US$1.19 million (or S$1.85 million) and US$1.00 (or S$1.54) respectively ("**Coral Purchase Consideration**"); and (b) Sparkle's 20-percent interest in each of EATCS and EATCHK at an aggregate purchase consideration of about US$1.19 million (or S$1.85 million) and US$1.00 (or S$1.54) respectively, and assignment of the shareholder's loan of about US$2.80 million (or S$4.31 million), ("**Sparkle Purchase Consideration**").

The Coral Purchase Consideration and the Sparkle Purchase Consideration ("**Total Purchase Consideration**"), will be payable in cash as follows:

(i) 10 percent of each of the Coral Purchase Consideration and Sparkle Purchase Consideration to Coral and Sparkle respectively on the date of execution of the Agreements; and

(ii) Balance of 90 percent of each of the Coral Purchase Consideration and Sparkle Purchase Consideration to Coral and Sparkle respectively at completion of the Acquisitions.

Somerset Chancellor Court was valued at US$45.00 million (or S$69.30 million) in a valuation report dated 1 December 2006 by HVS International in accordance with the instructions issued by DBS Trustee Ltd as trustee of ART. The valuation was prepared in accordance with International Valuation Standards Committee definition of Market Value and on the basis of the existing use of Somerset Chancellor Court with appropriate approvals and licences in place.

The Total Purchase Consideration will be funded by equity and/or debt. Details of equity fund raising will be disclosed at a later date.

The completion of the Acquisitions is subject to the fulfilment of certain conditions precedent set out in the Agreements and the completion of the Acquisitions is expected to take place on or about 12 January 2007. Following the completion of the Acquisitions, ART will have an effective interest of 26.8 percent in SOSA.

The Acquisitions, representing less than 3 percent of the consolidated net tangible assets of ART as at 30 September 2006, are not expected to have any material impact on the net tangible assets or earnings per unit of ART for the financial year ending 31 December 2006.

Upon the completion of the Acquisitions, an acquisition fee of 1 percent of the enterprise value of the Acquisitions will be payable to ARTML. ("**Acquisition Fee**") as disclosed in the prospectus of ART dated 6 March 2006.

The Acquisitions are in line with the ART's on-going strategy of investing in quality yield accretive assets with growth potential in the Pan Asian Region.

TAGL is a substantial unitholder of ART holding about 27 percent of the total issued units of ART.

None of the Directors of ARTML has any interest, direct or indirect, in the Acquisitions. Save for the Acquisition Fee payable to ARTML as referred to paragraph above, the Directors are not aware of any controlling unitholder of ART having any interest, direct or indirect, in the Acquisitions and have not received any notification of interest in the Acquisitions from any controlling unitholders of ART.

By Order of the Board

Doreen Nah
Company Secretary

Singapore, 14 December 2006

Note: The exchange rate used in this Announcement is US$1= S$1.54.

ASCOTT
RESIDENCE
TRUST

ASCOTT RESIDENCE
TRUST MANAGEMENT
LIMITED
(Regn. No: 200516209Z)

N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6389 9388

Facsimile
(65) 6389 9399

Website
www.ascottreit.com

A Member of The Ascott Group

FOR IMMEDIATE RELEASE

NEWS RELEASE

ASCOTT RESIDENCE TRUST EXPANDS PORTFOLIO IN VIETNAM

ART Acquires Stake In Serviced Residence In Ho Chi Minh City

Singapore, 14 December 2006 – Ascott Residence Trust (ART) has entered into conditional sale and purchase agreements with Coral Holdings Limited and Sparkle Limited to purchase their effective 26.8 percent stake in Saigon Office and Serviced Apartment Company Limited (SOSACL), the owner of Somerset Chancellor Court, Ho Chi Minh City in Vietnam, at a total purchase consideration of US$5.2 million (about S$8.0 million[1]). The property is valued at US$45 million (about S$69.3 million[1]).

The Ascott Group Limited (Ascott) owns an effective 40.2 percent stake in SOSACL while the remaining 33 percent is held by Import-Export And Service Company District 1, a Vietnamese local enterprise. Somerset Chancellor Court, Ho Chi Minh City is managed by Ascott International Management (AIM).

The acquisition is yield-accretive to ART, providing an annualised property yield[2] of more than 8 percent compared to ART's annualised portfolio property yield[3] of 4.9 percent and its current trading yield[4] of 4.4 percent. The transaction will be funded by equity and/ or debt.

With the addition of the 172-unit Somerset Chancellor Court, Ho Chi Minh City, ART has expanded its portfolio in Vietnam to three properties. Its two other properties are the 165-unit Somerset Ho Chi Minh City and the 185–unit Somerset Grand Hanoi. Both of these properties are also managed by AIM. With this acquisition, ART's asset portfolio expands to 17 properties in seven countries with an asset size of S$1.07 billion.

Mr Lim Jit Poh, chairman of Ascott Residence Trust Management Limited (ARTML), said, "Foreign investments are a key demand driver for serviced residences. To date this year, multinational corporations (MNCs) have invested US$8.27 billion in Vietnam, a 47 percent increase over the same period last year. The increased presence of MNCs has led to an influx of business travellers into Vietnam, with almost half a million entering the country in the first 10 months of this year. The buoyant demand and limited supply of good quality serviced residences in Vietnam have put ART in a good position to maximise yields from its properties in Ho Chi Minh City and Hanoi."

---

[1] Based on an exchange rate of US$1 = S$1.54.
[2] For the forecast year 2007.
[3] Based on initial portfolio of 12 properties for the forecast year 2006.
[4] As at 13 December 2006. Based on an annualised distribution of S$0.0611 for the forecast year 2006 and based on the assumptions as set out in the Prospectus.

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

Mr Chong Kee Hiong, ARTML's chief executive officer, said, "Somerset is a very well-recognised serviced residence brand in Ho Chi Minh City as The Ascott Group has been in Vietnam for more than 10 years. In fact, Somerset Chancellor Court, Ho Chi Minh City was awarded 'Best Service In Serviced Apartments – Ho Chi Minh City' at this year's Guide Awards organised by business newspaper Vietnam Economic Times. The serviced residence's appeal will be further enhanced when the renovation and upgrading work in progress is completed early next year before ART takes ownership of the property."

Mr Chong added, "Vietnam's economic growth is the second-fastest in Asia after China[5]. With its entry into the World Trade Organisation early next year, more sectors of its economy are set to open up to foreign investments. Intel Corp. has already announced plans to build a US$1 billion chip plant in Ho Chi Minh City, scheduled to start construction in March next year[6]. AT&T is also expanding its global networking services for multinational corporations to Vietnam[6]. Therefore, we are looking to further increase the number of assets in our Vietnam portfolio to tap into the expected growth in demand for quality serviced residences."

Somerset Chancellor Court, Ho Chi Minh City

Somerset Chancellor Court, Ho Chi Minh City is an 18-storey building with one basement level, and 42 carpark lots. The property has been in operation since 1995 and enjoys an occupancy level of about 80 percent.

Centrally located in District 1 in Ho Chi Minh City's prime commercial, diplomatic and major shopping district, Somerset Chancellor Court, Ho Chi Minh City is within walking distance of many businesses, consulates and shopping centres, and attractions like the Notre Dame Cathedral and the Saigon Zoological and Botanical Garden.

The 172-unit Somerset Chancellor Court, Ho Chi Minh City offers facilities such as a business centre, swimming pool and steam room, fully-equipped gymnasium, hair and beauty salon, 24-hour reception and security, and a residents' lounge with a library.

About Ascott Residence Trust

Ascott Residence Trust is the first Pan-Asian serviced residence real estate investment trust (REIT) established with the objective of investing primarily in real estate and real estate-related assets which are income-producing and which are used or predominantly used, as serviced residences or rental housing properties in the Pan-Asian Region.

Comprising an initial asset portfolio of over 2,000 units in 12 strategically located serviced residences and rental housing property in Singapore, China, Indonesia, The Philippines and Vietnam, ART was listed with an asset size of about S$856 million.

[5] Source: The Associated Press, November 2006.
[6] Source: International Herald Tribune, November 2006.

Launched in March 2006, ART is managed by the Ascott Residence Trust Management Limited, a wholly-owned subsidiary of The Ascott Group Limited. Listed on the mainboard of the Singapore Exchange, The Ascott Group is the largest international serviced residence owner-operator outside the United States with over 18,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region. Ascott boasts a 22-year industry track record and serviced residence brands that enjoy recognition worldwide.

For more information about ART, please visit http://www.ascottreit.com.

Issued by:

Ascott Residence Trust Management Limited
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Tel : (65) 6389 9388 Fax : (65) 6389 9399
Website: http://www.ascottreit.com/

For more information, please contact:

Goh Lilian, Director, Investor Relations and Communications
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

Sonia Meyer, Assistant Manager, Investor Relations and Communications
Tel: (65) 6389 9310 Hp: (65) 9724 8748 Email: sonia.meyer@the-ascott.com

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CHANGE OF ADDRESS OF SHARE REGISTRAR AND PLACE WHERE REGISTER OF MEMBERS AND INDEX ARE KEPT

CapitaLand Limited ("CapitaLand") wishes to announce that with effect from 18 December 2006, the office of its Share Registrar, Lim Associates (Pte) Ltd, at which CapitaLand's Register of Members and Index are kept, will be relocated to 3 Church Street, #08-01 Samsung Hub, Singapore 049483.

By Order of the Board

Low Sai Choy
Company Secretary
15 December 2006

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CAPITAL REDUCTION BY WHOLLY-OWNED SUBSIDIARY, CAPITALAND COMMERCIAL AND INTEGRATED DEVELOPMENT LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that pursuant to Section 78C of the Companies Act, Chapter 50, its wholly-owned subsidiary, CapitaLand Commercial and Integrated Development Limited ("CCID"), a company incorporated in Singapore, had on 15 December 2006 effected the reduction of its issued and paid-up share capital from S$2,084,729,532 to S$1,584,000,000 by the cancellation of an amount of S$500,729,532 comprising 196,038,799 ordinary shares in the issued and paid-up share capital of CCID (the "Capital Reduction"). The sum of S$500,729,532 arising from the Capital Reduction is to be returned to its sole shareholder, CapitaLand.

Following the Capital Reduction, CCID's issued and paid-up share capital is S$1,584,000,000 comprising 620,146,083 ordinary shares.

The Capital Reduction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
15 December 2006

CapitaLand

For immediate release
15 December 2006

NEWS RELEASE

CapitaLand acquires third residential site in Foshan City

Plans to build 500 homes on the site

Singapore, 15 December 2006 – CapitaLand, through its indirect wholly owned subsidiary CapitaLand China Holdings, has secured a prime residential site in Foshan City, Guangdong Province, for RMB93.2 million (S$18.4 million), in a government land tender today. The site is located in a mature residential neighbourhood in Foshan's city centre, close to the city's vibrant Zu Miao Pedestrian Street.

The 25,189-square metre site will yield a potential gross floor area of 46,454 square metres. CapitaLand will build about 500 homes on the site, targeted at the mid- to high-mid segment of the market. The company plans to launch the development in 2008. The entire project is expected to be completed by 2009.

This is CapitaLand's third project in Foshan City. The company had previously acquired two sites in government land tenders, one on 10 October 2006 and the other on 1 November 2006. Together with the above site, CapitaLand will have a pipeline of about 2,000 homes in Foshan City.

About Foshan City

Foshan City covers an area of 3,813 square kilometers. There are about 5.8 million permanent residents with registered population of about 3.5 million. The main manufacturing industries include textile, ceramics, construction materials, electronics, and plastics. Annual industrial output in 2005 was RMB546.4 billion, of which RMB181.8 million

was contributed by enterprises with foreign investments. Foreign enterprises in Foshan include Panasonic, Thomson, and Dupont while some of the Chinese brand names in Foshan are Kelon, Midea and Landbond.

The city is also home to about 100,000 traders in wholesale, retailing and restaurant services. Agricultural products, undergarments, textiles, nonferrous metal, motorcycles and furniture markets are well regarded by international buyers.

Foshan has maintained double-digit GDP growth over the last few years. Foshan's 2005 GDP growth was 19.2%. Its per capita disposable income in 2005 was ranked fifth across China at RMB17,424.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 80 cities in 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Australand.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 15 December 2006

For more information, please contact:

CapitaLand
Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Nicole Neo, Corporate Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg

CapitaLand

For immediate release
15 December 2006

NEWS RELEASE

CapitaLand acquires third residential site in Foshan City

Plans to build 500 homes on the site

Singapore, 15 December 2006 – CapitaLand, through its indirect wholly owned subsidiary CapitaLand China Holdings, has secured a prime residential site in Foshan City, Guangdong Province, for RMB93.2 million (S$18.4 million), in a government land tender today. The site is located in a mature residential neighbourhood in Foshan's city centre, close to the city's vibrant Zu Miao Pedestrian Street.

The 25,189-square metre site will yield a potential gross floor area of 46,454 square metres. CapitaLand will build about 500 homes on the site, targeted at the mid- to high-mid segment of the market. The company plans to launch the development in 2008. The entire project is expected to be completed by 2009.

This is CapitaLand's third project in Foshan City. The company had previously acquired two sites in government land tenders, one on 10 October 2006 and the other on 1 November 2006. Together with the above site, CapitaLand will have a pipeline of about 2,000 homes in Foshan City.

About Foshan City

Foshan City covers an area of 3,813 square kilometers. There are about 5.8 million permanent residents with registered population of about 3.5 million. The main manufacturing industries include textile, ceramics, construction materials, electronics, and plastics. Annual industrial output in 2005 was RMB546.4 billion, of which RMB181.8 million

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	18-Dec-2006 12:35:25
Announcement No.	00031

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand - "Australand sells industrial property portfolio for $150.5M"
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, as attached for information.
Attachments:	Australand.Annc.PropPortfolioSale.18Dec06.pdf Total size = **36K** (2048K size limit recommended)

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Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au

AUSTRALAND

ASX Announcement
ASX Code: ALZ

18 November 2006

AUSTRALAND SELLS INDUSTRIAL PROPERTY PORTFOLIO FOR $150.5M

Australand today announced it had agreed to sell a portfolio of 11 industrial facilities to SAITeys McMahon Property Limited (as Trustee for the Wholesale Industrial Property Fund) for the sum of $150.5 million.

The portfolio consists of six properties in Melbourne, three in Adelaide and two in Brisbane which are all located on Airport leasehold land and which have all been developed by Australand within the last four years. The properties are fully leased with an average lease period of 8.5 years. Major tenants include Laminex and Star Track Express.

Commenting upon the sale, Australand's Executive General Manager – Commercial & Industrial, Mr. John Thomas, said, "The sale of these properties is part of the Group's strategy to recycle its capital efficiently via selective investment property disposals which will allow the Group to retain a larger proportion of the growing pipeline of new commercial and industrial properties currently being developed by the Group."

For further information, please contact:

Brendan Crotty
Managing Director

Telephone: +61 2 9767 201
Email: bcrotty@australand.com.au

John Thomas
Executive General Manager
- Commercial & Industrial
Telephone: +61 2 9767 2967
Email: jthomas@australand.com.au

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

STAR ASSETS PROPERTY LIMITED
COMPANY IN MEMBERS' VOLUNTARY LIQUIDATION

CapitaLand Limited ("CapitaLand") wishes to announce that Star Assets Property Limited ("SAPL"), its dormant indirect wholly-owned subsidiary incorporated in Hong Kong, has been placed under members' voluntary liquidation.

The voluntary liquidation of SAPL is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
18 December 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	19-Dec-2006 12:41:02
Announcement No.	00029

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News release by CapitaLand Limited's associated company, Quill Capita Management Sdn Bhd - "Quill Capita Trust Institutional Offering 12.41 times subscribed"
Description	CapitaLand Limited's associated company, Quill Capita Management Sdn Bhd, the manager of Quill Capita Trust, which will be CapitaLand's fifth REIT and the first to be listed outside of Singapore, had on 18 December 2006 issued a news release on the above matter, as attached for information.
Attachments:	QCT.NewsRelease.pdf Total size = **116K** (2048K size limit recommended)

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QuillCapita Trust

NEWS RELEASE
For Immediate Release

Quill Capita Trust Institutional Offering 12.41 times Subscribed.

Closing date for retail application is ***22 December 2006***

Kuala Lumpur, Monday, 18 December 2006: Quill Capita Management Sdn Bhd (QCM), the manager of Quill Capita Trust, a Real Estate Investment Trust (REIT), is pleased to announce that it has received a total bid of 1,034,696,704 units from institutional investors representing **12.41 times** of the total number of 83,384,000 units offered to these investors under the bookbuilding exercise.

The institutional price has been fixed at **RM0.92**, the highest end of the bookbuild range.

The institutional book for Quill Capita Trust opened for subscription on Monday, December 11, 2006 and closed at 5.00 p.m. on 18 December 2006. The closing date for the retail offering is at **5.00pm, Friday, December 22, 2006.**

"We are very pleased with the strong interest from institutional investors. In view of the overwhelming demand, the institutional price has been fixed at the highest bookbuild range of RM0.92. According to the terms of the initial public offering, the final retail price shall be the lower of RM0.84 or 95% of the institutional price. Hence, the final retail price is fixed at RM0.84" said Mr Chan Say Yeong, Chief Executive Officer of QCM.

The institutional price of RM0.92 represents a 9.5% premium over the final retail price of RM0.84 per unit.

"At the same time, retail investors will have more time to participate in the listing of Quill Capita Trust on the Main Board of Bursa Malaysia Securities, as **the closing date of the retail offering is this Friday, 22 December 2006**" Mr Chan added.

QCM is owned by Quill Resources Holding Sdn Bhd (30%); CapitaLand RECM Pte Ltd (40%), a wholly-owned subsidiary of CapitaLand Financial Limited, the financial services arm of CapitaLand Limited; and Coast Capital Sdn Bhd (30%).

Quill is renowned for its award-winning, purpose-built, design-led buildings and facilities. CapitaLand, on the other hand, is one of the largest listed property companies in Asia with total assets exceeding S$20 billion (approximately RM46.8 billion). Total REIT assets managed under the CapitaLand Group are valued at approximately S$10 billion.

Quill Capita Trust is expected to be listed on 8 January 2007.

- Ends -

About Quill Capita Trust

Quill Capita Trust is a Real Estate Investment Trust (REIT), established through a trust deed dated 9 October 2006. Managed by Quill Capita Management Sdn Bhd (QCM), the main thrust of Quill Capita Trust's activities include acquiring and investing in commercial properties in Malaysia to provide unitholders with long-term and sustainable distribution of income as well as capital growth potential. Current properties under Quill Capita Trust include four buildings in Cyberjaya.

About Quill Group of Companies

The Quill Group is an established one-stop resource in the business of financing, fast-track design, construction and lease-back of purpose-built buildings and facilities to both Malaysian and multinational companies within the Multimedia Super Corridor and elsewhere. Its speciality is in the integration of IT and M&E requirements in the built- to-suit environment. Examples of these are data centres, call centres and business process outsourcing centres.

Established in 1987, Quill is a reputable multi-disciplinary company in Malaysia, with its in-house teams of architects, engineers, space planners, builders and interior designers. Quill also owns furniture factories and a construction company.

Its track record includes the ownership, design, construction and lease-back of the HSBC Global Electronic Processing Centre, the BMW Headquarters and Regional Group Data Centre, and the DHL Global Information Services Centres. These are amongst the largest facilities in Cyberjaya.

About CapitaLand Group

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 80 cities in 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Australand, which is listed both in Singapore and Australia.

CapitaLand has recently announced the establishment of a Malaysia Commercial Development Fund (MCDF) with a target fund size of USD250 million and an expected gross development value of USD1 billion. The intent is to enable investors to invest in Malaysia's real estate sector. One Mont Kiara will be the seed asset of MCDF with two more developments being finalized.

Issued by Fleishman-Hillard Kuala Lumpur on behalf of Quill Capita Management
For media enquiries, please contact:
Joycelyn Lee / Zaridah Zainal Azman
Tel: 03-6411 9133
Fax: 03-6411 9122
Email: joycelyn.lee@fleishman.com / jida.zainalazman@fleishman.com

CapitaLand

YNH
YNH PROPERTY BHD

News Release

20 December 2006
For Immediate Release

CapitaLand and YNH Property sign MOU to jointly develop prime site in Kuala Lumpur Golden Triangle

Singapore, 20 December 2006 **–** CapitaLand Commercial and Integrated Development Limited (CCID), a wholly owned subsidiary of CapitaLand Limited, and Kar Sin Berhad, a wholly owned subsidiary of Malaysia listed YNH Property Bhd (YNH Property), have signed a Memorandum of Understanding (MOU) to jointly develop a prime freehold site in Kuala Lumpur's Golden Triangle. The approximately 131,000 sq ft site is strategically located at Jalan Sultan Ismail which is in the heart of the central business district in Malaysia's capital city. CCID or its nominees will hold a 40% interest in the joint venture while Kar Sin Berhad will hold 60%.

The partners intend to develop a landmark office tower cum retail centre on this prime site. Construction is expected to start in mid-2007 with completion anticipated by end 2011. Further details will be released pending approval by the Malaysian authorities.

Mr Martin Tan, CEO of CCID, said, "We are pleased to partner YNH Property, an established property company listed on the Malaysian stock exchange. Given the strategic location of this site, we intend to build a new landmark in the Kuala Lumpur Golden Triangle. As a prime development, this project is one of the identified candidates for injection into our Malaysia Commercial Development Fund, which was launched last week together with the Maybank Group."

Dato' Dr Yu Kuan Chon, Executive Chairman of YNH Property, said, "We are very happy to partner CapitaLand, one of the largest listed real estate companies in Asia with a wealth of international real estate experience and established network. The site at Jalan

Sultan Ismail is one of the prime sites in our landbank within Kuala Lumpur city centre. We look forward to developing this strategic site at Jalan Sultan Ismail into an outstanding office tower cum retail centre which will contribute to the buzz and excitement of Kuala Lumpur by 2011. This is a win-win proposition for us."

Malaysia – An attractive market opportunity

The Malaysian real estate market is undergoing a stage of rapid growth underpinned by healthy economic performance frequently boosted by the provisions in the 5-year Malaysian Plans. Based on the 9th Malaysian Plan, Federal Territory, which comprises Kuala Lumpur, Putrajaya and Labuan, received the highest development allocations of RM31 billion (S$13.5 billion). Kuala Lumpur being the focal point of the services sector in Malaysia is expected to benefit from the development plans intended to enhance the services sector.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 80 cities in 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Australand.

In Malaysia, CapitaLand has a 30% stake in Menara Citibank, a prime 50-storey office tower in Kuala Lumpur's Golden Triangle, and a joint venture with Quill Group where CapitaLand has taken a 40% stake to develop a plot of land in KL Sentral into a premier office building. Also, CapitaLand has a 40% stake in Quill Capita Management Sdn Bhd,

the manager of Quill Capita Trust (QCT), a real estate investment trust (REIT), which launched its Initial Public Offering on 11 December 2006. QCT is CapitaLand's first REIT proposed to be listed outside Singapore, on the Main Board of the Bursa Malaysia Securities Berhad on or about 8 January 2007.

About YNH Property Bhd

YNH Property Bhd was listed on the Main board of Bursa Malaysia on 9 December 2003. The main business activities of the Group are in property development and construction. It made its mark as a premier developer from the flagship Manjung Point Township in the Manjung District of Perak and has now expanded its business in the Klang Valley.

Through its development arm, Kar Sin Berhad, the Group has completed more than 10,000 units of residential and commercial properties since 1980s.

With a land bank of more than 1,000 acres in Perak and at strategic locations in the Klang Valley at the Kuala Lumpur City Centre (KLCC), Jalan Sultan Ismail and Mont' Kiara areas, the Group has projects in hand with Gross Development Value in excess of RM5 billion.

Jointly issued by CapitaLand Limited (Regn. No.: 198900036N) and YNH Property Bhd (Regn. No.: 561986-V)

20 December 2006

Media Contact

Julie Ong
Communications
Mobile : (65) 9734 0122
Email : julie.ong@capitaland.com.sg

YNH Property Bhd Contact

Chan Yan Meng
Financial Controller
DID : (605) 688 1128
Email : karsin@streamyx.com.my

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CHENGDU RAFFLES INDUSTRY CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in The People's Republic of China:

Name	:	Chengdu Raffles Industry Co., Ltd.
Principal Activity	:	Property Development
Registered Capital	:	USD50 million

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
21 December 2006

CapitaLand

News Release

For Immediate Release
21 December 2006

CapitaLand Acquires a 5.45% Stake In Leading Kansai Residential Developer, SAMTY Co., Ltd.

Expands real estate and capital management business in Japan

Singapore, 21 December 2006 - CapitaLand Limited ("CapitaLand") is pleased to announce that it has acquired a 5.45% stake in SAMTY Co., Ltd ("SAMTY"), one of the leading residential developers in the Kansai region of Japan, for JPY 1.67 billion (S$22.1 million). The acquisition was made through its indirect wholly owned subsidiary, CapitaLand Fund Investment Private Limited.

Concurrently, CapitaLand, through its indirect wholly owned subsidiary, CapitaLand Japan Kabushiki Kaisha ("CapitaLand Japan"), has also entered into a joint investment business agreement with SAMTY to further business cooperation between both parties. Under the agreement, SAMTY will also provide a pipeline of properties for the real estate funds operated by CapitaLand.

Mr Tan Lai Seng, Country Director of CapitaLand Japan, said, "This acquisition is in line with CapitaLand's strategy to expand its real estate and capital management business in Japan. This will also help to grow the asset pipeline for our property funds."

ARC-CapitaLand Residences Japan, a Shari'ah compliant property vehicle managed by CapitaLand, had previously acquired four rental apartment properties worth about JPY5.8 billion (S$76 million) from SAMTY. Three of the properties are located in Central Osaka and one in Nishinomiya, a city located between Osaka and Kobe in Kansai.

Under the joint investment business agreement, CapitaLand will have a first right of refusal to acquire joint development properties. In addition, SAMTY will give CapitaLand the first right of negotiation to acquire JPY20 billion (S$265 million) of properties per annum developed by SAMTY as pipeline for CapitaLand's real estate funds.

About SAMTY Co. Ltd (www.samty.co.jp)
Established in 1982, SAMTY is one of the leading developers in the Kansai region of Japan. Its business operations include development of rental apartments and for-sale condominiums, development of retail properties, management of office buildings and rental apartments, and real estate securitization. In particular, its luxury rental apartment series "S-Residence", designed with the image of luxury hotels, has been highly evaluated by real estate funds. In 2002, SAMTY was the first company to register a special purpose company (better known as TMK or Tokutei Mokuteki Kaisha in Japan) with the Kinki Local Finance Bureau, governed under the real estate securitisation laws. In this regard, SAMTY is one of the leading companies in Kansai in real estate securitization. In addition, in 2006, SAMTY also acquired a hotel operator, to further diversify its assets and businesses.

About CapitaLand Group (www.capitaland.com)
CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 80 cities in 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Australand.

Issued by CapitaLand Limited *(Regn. No.: 198900036N)*
21 December 2006

Media Contact
Julie Ong
Communications
DID : (65) 97340122
Email : julie.ong@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg

CapitaLand

For Immediate Release
26 December 2006

NEWS RELEASE

CapitaLand's joint venture company acquires first residential site in Chengdu City, Sichuan Province

Plans to build approximately 1,600 homes on the site

Singapore, 26 December 2006 – CapitaLand's joint venture company, Sichuan CapitaLand Zhixin, has secured its first residential site in Chengdu City, for RMB251.9 million (S$49.9 million) in a government land tender today. The 202,361-square metre site lies beside the Jiang'an River, and it is a convenient 20 minutes' drive from Chengdu's city centre via the recently completed Guanghua Expressway.

Located in Wenjiang District, the site is set amidst a scenic ecological zone spanning 120 square kilometres, near the venue of the 6th China Flower Expo. This is a mature residential neighbourhood that is well-supported by amenities such as schools, hospitals, shopping malls, hypermarts and scenic parks. Wenjiang District's popularity with home buyers has also risen rapidly in recent years with the success of the China Flower Expo.

Mr Lim Ming Yan, CEO of CapitaLand China, said: "Together with our partner Chengdu Zhixin, we have secured this excellent site. We plan to build a lushly landscaped riverfront development with approximately 1,600 homes on the site, comprising low-rise garden apartments and terrace houses. Residents will enjoy views of the scenic river, together with a comprehensive range of recreational and fitness facilities located within the development. Tapping on our partner's extensive domain knowledge and CapitaLand's international experiences, we are confident that the project will be well-received by both professionals and families. We will launch the first phase of the development in the second quarter of 2007 and the entire development is expected to be completed by 2009."

Mr Yang Hao, Chairman of Chengdu Zhixin Industrial Co. Ltd, said: "Chengdu is a bustling gateway city to the western region of China. Demand for good quality homes has been rising steadily, due to a rapid migration of professionals into the city. This project is our first joint development with CapitaLand and we are confident that this marks the start of a successful and rewarding partnership. We had sealed a partnership with CapitaLand in May this year to jointly explore development and investment opportunities in the fast-growing Sichuan real estate market."

About the site

Site area	:	202,360 sqm
Plot ratio	:	1.1 to 1.2
Potential GFA	:	222,596 to 242,832 sqm *(inclusive of a minimum 4,200 sqm of retail area)*
Tenure	:	70 years (residential) 40 years (retail)

CapitaLand Group's presence in Chengdu City

Under CapitaLand's partnership with Chengdu Zhixin, the joint venture company will develop approximately 25,000 homes between now until 2014. In addition to this residential footprint, CapitaLand Group also has a retail and commercial presence in the city. The Group opened its Jin Niu Mall in Chengdu in October this year. The mall is 65% owned by CapitaLand and 35% owned by Shenzhen International Trust & Investment Co., Ltd. In November this year, CapitaLand also secured a commercial site in a government land tender, where it will develop a Raffles City complex.

About Chengdu City

Chengdu is the capital of Sichuan Province, the third most populous Chinese province and the strongest economy in Western China. It is the most important commercial, financial, logistics and transportation centre in Western China. In 2005, Chengdu recorded GDP growth of 13.5%, much of it being driven by the fast growth in the secondary and tertiary sectors. Industrial production and tourism contributed to 31.9% and 18.2% of GDP respectively in 2005. Its per capita urban disposable income grew by 9.3% YoY in 2005 to RMB11,359 (US$1,438) and is above the national average level. Chengdu has a population of 10.6 million (3.51 million households), of which

4.65 million (1.6 million households) reside in the city centre. As the most developed city in Western China, Chengdu attracts many immigrants from other locations in the region.

About Chengdu Zhixin Industrial Co., Ltd (www.zhixin.com)

Chengdu Zhixin is a leading developer in Sichuan Province and has a particularly strong market presence in Chengdu. Established in 1997, it currently has close to 2,000 employees involved in its real estate business. The company had developed 1.1 million square metres of properties in the past nine years, with another 350,000 square metres of properties under development. Chengdu Zhixin is also involved in the automobile sales and servicing and property/ asset management business.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 80 cities in 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Australand.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **26 December 2006**

Singapore
Nicole Neo, Communications
DID : (65) 68233218
Email : nicole.neo@capitaland.com.sg

Harold Woo, Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg

China
Francis Li, Corporate Communications
DID: (86-21) 33114633 ext 8300
Email: li.chengjie@capitaland.com.cn

CapitaLand

News Release

For immediate release
26 December 2006

CapitaLand Celebrates the Completion of Clarke Quay's S$85 million Redevelopment Works

Export multi-faceted retail development and management expertise overseas when opportunities arise

Singapore, 26 December, 2006 - CapitaLand Limited ("CapitaLand") today unveiled the "NEW" and revitalised Clarke Quay at a Mardi Gras party to be held at Clarke Quay's central square. The party, which will be officiated by Minister of State for National Development, Ms Grace Fu, follows the on-schedule completion of Clarke Quay's S$85 million repositioning exercise that commenced two years ago, in February 2004. To date, Clarke Quay has achieved close to 100% committed tenancy and visitors' traffic has registered an increase of over 50% prior to the extensive revamp.

Mr Pua Seck Guan, CEO of CapitaLand Retail Limited, said, "We are extremely pleased with the metamorphosis of Clarke Quay into one of the "must-see" destinations for tourists and the preferred lifestyle precinct for locals. The successful repositioning of Clarke Quay is the result of the synergy from the "hardware", in terms of technologically advanced features to overcome the environmental constraints, and the "software", in terms of getting the right mix of local and international tenants, which have been put in place to give Clarke Quay its unique atmosphere. Completion of the extensive revamp at Clarke Quay and the close to 100% occupancy achieved are testament to our capability to undertake major repositioning initiatives through leveraging on our established retail mall management expertise. The revitalisation of Clarke Quay has played a significant role in jiving up the Singapore river promenade and is certainly a big stride towards Singapore's aim to gradually transform to become the tourism hub as well as the top night entertainment destination in Asia. Coupled with a 24-hour licence for all-night

entertainment, we are on track to realise our vision for Clarke Quay to become the premier food & beverage, entertainment and lifestyle riverfront precinct in Singapore and the region"

Mr Pua added, "The transformation of Clarke Quay and the strong performance of VivoCity, Singapore's largest retail, entertainment cum leisure destination developed and managed by CapitaLand, clearly demonstrates that our expertise extends beyond pure basic retail mall. These accomplishments in Singapore, coupled with our strong regional track record, will allow us to export our multi-faceted retail development cum management skillsets overseas and partner renowned players when opportunities arise."

What's "NEW" at Clarke Quay!

Renowned London-based architect Alsop was appointed for the repositioning project at Clarke Quay. Other than to create a visually stunning design, Alsop was tasked to incorporate unique architectural and innovative technology to overcome the environmental challenges, whilst retaining the heritage charm of the waterfront godowns. An S$80 million plan was conceived comprising three main phases of work.

Along the 200-metre riverfront, 30 new-concept Food and Beverage ("F&B") and entertainment outlets were opened. In addition to widening the riverfront promenade walkway, a series of interconnected cantilevered platforms, called "Lilypads", with huge colourful canopies, called "Bluebells" were constructed along the riverfront. The "Lilypads" and "Bluebells" provide diners with an interesting alfresco dining experience whilst sheltering them from the weather.

Along Clarke Quay's internal streets, beautiful climate control canopies with multi-coloured lighting effects, called "Angels", provide visitors with a pleasant cooling environment. In addition, a 4,000 square feet water feature located at the Central Square, which uses chilled water measuring 16-degree Celsius, plays an integral role in the overall cooling effect at Clarke Quay. This is based on reverse engineering technology. Together with the shady trees planted all around Clarke Quay, Clarke Quay has been awarded the "ASEAN Energy Efficient Building Award for Tropical Design" in 2006 by the Asean Centre for Energy.

Clarke Quay now offers a wide array of restaurants, bars, clubs and lifestyle options making it one of the most exciting and trendiest destinations in Singapore. Other than the renowned London-based club **Ministry of Sound** and **Crazy Horse Paris**, which have very strong international following, the latest addition to the entertainment scene include **The Cannery** which has five new concepts under its wings. It includes **B*fly by Buddha Bar**, **Bice**, **FBar**, **Kandi Bar** and **The Clinic**, each with a different appeal.

Adding on to the list of exciting restaurants at Clarke Quay include the newly launched **The Pump Room,** which is Clarke Quay's only brewbar and bistro, **Highlander**, a Scottish bar, the ever popular **Satay Club**, the very hip **Shiraz Persian** restaurant and **Baize & ChinaOne**, a plush and seductive chamber for pre-dinner cocktails and delightful Asian tapas.

Cooking classes are also available at **Coriander Leaf** and workshops by the **'School of Hard Knocks' at Royal Selangor**, are increasingly courting more and more visitors that are keen to embark on either a new culinary adventure or interested to participate in creating their very own latest pewter dish.

About CapitaLand Retail Limited

Clarke Quay, the premier F&B, entertainment cum lifestyle riverfront precinct in Singapore, is owned and managed by CapitaLand Retail Limited ("CapitaLand Retail"). CapitaLand Retail is the retail property business unit of CapitaLand. With a portfolio of over 50 malls in Singapore, China, India, Japan and Malaysia, comprising a total net lettable area of over 23 million square feet, it is one of the largest owners/managers of malls in Asia.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 80 cities in 20 countries. CapitaLand also leverages on its significant real estate asset base and market

knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Australand.

Issued by CapitaLand Limited
(Company Registration No. *198900036N*)

Media/Analyst Contact
Tong Ka-Pin (Ms)
Mobile: (+65) 98622435
Email : tong.ka-pin@capitaland.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	27-Dec-2006 19:03:36
Announcement No.	00066

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News release by CapitaLand Limited's associated company, Quill Capita Management Sdn Bhd - "Quill Capita Trust Closes Retail Offering with 7.6 times demand"
Description	CapitaLand Limted's associated company, Quill Capita Management Sdn Bhd, the manager of Quill Capita Trust, has today issued a news release on the above matter, as attached for information.
Attachments:	QCT.Retail.Offering.27Dec06.pdf Total size = **96K** (2048K size limit recommended)

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QuillCapita
Trust

NEWS RELEASE
For Immediate Release

Quill Capita Trust Closes Retail Offering With 7.6 Times Demand

Kuala Lumpur, Wednesday, 27 December 2006: Quill Capita Management Sdn Bhd (QCM), the manager of Quill Capita Trust (QCT), a Real Estate Investment Trust, is pleased to announce that it has received 7.6 times subscription for the 11,090,000 QCT units (Units) offered to the Malaysian public.

Earlier last week, the institutional tranche of the QCT Initial Public Offering was 12.41 times subscribed representing a total bid of 1,034,696,704 Units from institutional investors. The total number offered to the institutional investors was 83,384,000 Units

"We are very pleased with the strong interest and firm support from both retail and institutional investors as demonstrated by the oversubscription rates for both the institutional and retail tranches. Going forward, we will embark on our strategies of active asset management, capital management and acquisition growth. This will in turn provide QCT unitholders with long-term and sustainable distribution of income." said Chan Say Yeong, Chief Executive Officer of QCM.

The final retail price was RM0.84 per unit and the institutional price was fixed at RM0.92 a 9.5% premium over the final retail price.

Dato' Michael Ong, Director of Quill Group of Companies said, "We are proud to be in partnership with CapitaLand for QCT. Their experience in managing successful REITs in Asia combined with Quill's prime commercial properties make QCT an attractive value proposition."

Quill Capita Trust is a commercial real estate investment trust with an investment objective to acquire and invest in commercial properties (properties used or predominantly used for commercial purposes, including but not limited to office, business/technology park, data processing centre, car park and retail, but specifically excluding real estate which is in the nature of retail shopping malls) primarily in Malaysia.

Quill Capita Trust is expected to be listed on Bursa Malaysia Securities Bhd on 8 January 2007.

- Ends -

About Quill Capita Trust

Quill Capita Trust is a Real Estate Investment Trust (REIT), established through a trust deed dated 9 October 2006. Managed by Quill Capita Management Sdn Bhd (QCM), the main thrust of Quill Capita Trust's activities include acquiring and investing in commercial properties in Malaysia to provide unitholders with long-term and sustainable distribution of income as well as capital growth potential. Current properties under Quill Capita Trust include four buildings in Cyberjaya.

About Quill Group of Companies

The Quill Group is an established one-stop resource in the business of financing, fast-track design, construction and lease-back of purpose-built buildings and facilities to both Malaysian and multinational companies within the Multimedia Super Corridor and elsewhere. Its speciality is in the integration of IT and M&E requirements in the built- to-suit environment. Examples of these are data centres, call centres and business process outsourcing centres.

Established in 1987, Quill is a reputable multi-disciplinary company in Malaysia, with its in-house teams of architects, engineers, space planners, builders and interior designers. Quill also owns furniture factories and a construction company.

Its track record includes the ownership, design, construction and lease-back of the HSBC Global Electronic Processing Centre, the BMW Headquarters and Regional Group Data Centre, and the DHL Global Information Services Centres. These are amongst the largest facilities in Cyberjaya.

About CapitaLand Group

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 80 cities in 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Australand.

CapitaLand has recently announced the establishment of a Malaysia Commercial Development Fund (MCDF) with a target fund size of USD250 million and an expected gross development value of USD1 billion. The intent is to enable investors to invest in Malaysia's real estate sector. One Mont Kiara will be the seed asset of MCDF with two more developments being finalized. On 20 December 2006, CapitaLand Commercial and Integrated Development Limited (CCID), a wholly owned subsidiary of CapitaLand Limited, and Kar Sin Berhad, a wholly owned subsidiary of Malaysia listed YNH Property Bhd (YNH Property), have signed a Memorandum of Understanding (MOU) to jointly develop a landmark office tower cum retail centre on a prime freehold site in Kuala Lumpur's Golden Triangle. This project is one of the identified candidates for injection into MCDF. Further details of second development will be announced at the appropriate time.

Issued by Fleishman-Hillard Kuala Lumpur on behalf of Quill Capita Management
For media enquiries, please contact:
Joycelyn Lee / Zaridah Zainal Azman
Tel: 03-6411 9133
Fax: 03-6411 9122
Email: joycelyn.lee@fleishman.com / jida.zainalazman@fleishman.com

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF CAPITALAND TREASURY LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its wholly-owned subsidiary, CapitaLand Treasury Limited ("CTL"), has increased its issued and paid-up share capital from S$35,000,000 to S$100,000,000 (the "Share Increase") by an allotment and issue of an additional 65,000,000 Class 1 convertible non-cumulative redeemable preference shares ("RPS") to CapitaLand for a cash consideration of S$65,000,000.

Following the Share Increase, CTL's issued and paid-up share capital is S$100,000,000 comprising 27,600,000 ordinary shares and 72,400,000 RPS.

The above transaction is not expected to have any material impact on the net tangible assets per share or the earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
28 December 2006

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	28-Dec-2006 18:00:17
Announcement No.	00078

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Joint news release by Malaysian Resources Corporation Berhad (MRCB), CapitaLand Limited (CapitaLand) and Quill Group of Companies (Quill) - "MRCB, CapitaLand and Quill form Joint Venture company and acquire site for prime project in KL Sentral"
Description	The attached joint news release issued by MRCB, CapitaLand and Quill on the above matter is for information.
Attachments:	Joint.news.release.LotD.KL.Sentral.28Dec06.pdf Total size = **53K** (2048K size limit recommended)

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News Release

28 December 2006
For immediate release

MRCB, CapitaLand and Quill form Joint Venture company and acquire site for prime project in KL Sentral

JV to build integrated development comprising residential, serviced apartments and ancillary retail

Kuala Lumpur and Singapore, 28 December 2006 – Malaysian Resources Corporation Berhad (MRCB), CapitaLand Limited's wholly owned subsidiary CapitaLand Commercial & Integrated Development Limited (CCID), and Quill Group of Companies (Quill) have formed a joint venture company and will hold interest of 51%, 39% and 10% respectively to acquire and develop a prime site at KL Sentral. The joint venture company signed a sale & purchase agreement today with Kuala Lumpur Sentral Sdn Bhd (KLSSB) to acquire approximately 100,000 square feet of land known as Lot D, Kuala Lumpur Sentral (KL Sentral) for RM140 million (S$61 million)[1].

KLSSB is the developer of KL Sentral which is an exclusive urban centre, built around Malaysia's largest transit hub, offering global connectivity, excellent investment opportunities, business convenience and an international lifestyle. KL Sentral, the nation's central transport hub, is currently a 72-acre integrated community, with present and future development plans that include high-end and high-tech offices, four and five-star hotels, retail, lifestyle amenities and ultra-modern condominiums. All properties in KL Sentral are within walking distance of *Stesen Sentral* where six rail networks converge, and where the KL City Air Terminal is located. This allows tenants, residents and visitors to enjoy unprecedented connectivity in the heart of Kuala Lumpur.

---

[1] Based on an exchange rate of S$1.00 to RM2.30

By 2008, the development will be further enhanced with one million square feet of retail and lifestyle mall space and an international entertainment and convention centre. With the KL Sentral development accorded Malaysia's Multimedia Super Corridor (MSC) Cybercentre status, companies within the development will in turn enjoy financial and non-financial incentives and this enhances it as an attractive venue for businesses. The entire development is being developed in phases and is currently 35% completed.

For Lot D, the development plan is to build residential and serviced apartments with ancillary retail amenities. Construction is expected to commence by early 2008 and to be completed in about 3 years' time. The estimated development value is about RM650 million (S$283 million)[1]. Further details of the development will be announced at a later date.

MRCB Group Managing Director, Encik Shahril Ridza Ridzuan, said, "The joint venture is a strategic alliance and certainly a viable partnership based on the impressive track records of the three parties, as well as strong product, marketing and planning value-add from all the parties involved. This will add considerable significance to the proposed development on the prime Lot D, and an excellent opportunity for us to meet the growing demands for luxury living among Malaysians and foreigners."

"Today's signing of the S&P agreement represents a winning collaboration that benefits all parties. More importantly, it strengthens the confidence shared by many of our investors in KL Sentral," added Encik Shahril.

CapitaLand, one of the largest listed real estate companies in Asia, has an established international track record and expertise in property development in Malaysia and abroad. In Malaysia, it is involved in the development of several prime projects such as KL Sentral's Suasana Sentral, Marc Serviced Residence, Kiaraville, Tiffani by i-Zen, Zehn Bukit Pantai and Hamsphire Residences.

Mr Martin Tan, Chief Executive Officer of CCID said, "For this mixed development at KL Sentral, we are pleased to have our strong and established partners alongside. Our earlier developments within Kuala Lumpur have been well received and we look forward to setting a new benchmark quality lifestyle within KL Sentral with this latest project."

He added, "In addition to the office cum retail centre project in Jalan Sultan Ismail to be jointly developed with YNH Property Bhd, Lot D is the second candidate which has been identified for injection into our new Malaysian Commercial Development Fund, which was recently launched jointly with the Maybank Group. Our latest venture in KL Sentral also complements our earlier joint venture with Quill to develop another plot in KL Sentral into a premier office building, expected to provide an estimated net lettable area of 370,000 square feet upon completion."

The third partner in the joint venture, Quill, is a reputable property player in Malaysia, with in-house multi-disciplinary resources and owns several properties in Cyberjaya, Malaysia's 'Silicon Valley'. Dato' Michael Ong, Director of Quill said, "We are proud to be part of this significant joint venture which will give us the opportunity to present the best product to the Kuala Lumpur residential and serviced apartment market. "

KLSSB Chief Executive Officer, Mr Chan Chee Meng said, "KL Sentral has witnessed thriving residential development and high demand and take-up rates, stemming from the successful sales at Suasana Sentral condominium and Suasana Sentral Loft. Looking ahead, the strong take-up for the two condominiums demonstrate a worldwide trend and a growing demand for properties in close proximity to transit hubs within an integrated development. It is also an indication of the higher demand in Malaysia for luxury accommodation."

Suasana Sentral condominium was completed in 2002 and is fully sold. The 400-unit luxury condominium has a multinational appeal, with about 40% of the buyers coming from the international community. In response to its unique setting as part

of KL Sentral, the building image adopted is modern, urban and refined, an appeal to the international market, which is also attracted to living within an urban centre with global connectivity. Recent transactions in Suasana Sentral compares favourably with the traditional high-end residential enclaves of Bangsar, Kenny Heights and Mont' Kiara.

Meanwhile, Suasana Sentral Loft, the second phase of a luxury condominium within KL Sentral, is currently under construction but has received overwhelming response since its soft launch in February 2005. Comprising two towers of 600 units in total, Suasana Sentral Loft is fully sold.

-END-

About Kuala Lumpur Sentral

KL Sentral is an exclusive urban centre built around Malaysia's largest transit hub, offering global connectivity, excellent investment opportunities, business convenience and an international lifestyle.

KL Sentral, the nation's central transport hub, is currently a 72-acre integrated community, with present and future development plans that include high-end and high-tech offices, four and five-star hotels, retail, lifestyle amenities and ultra-modern condominiums.

It is being developed in phases, and currently only 35% has been completed. At present there are developments in progress worth at an estimated RM2 billion (S$0.9 billion)[1] and this progress is a midway point for KL Sentral's 10-year blueprint.

At the nucleus of KL Sentral is the RM1.1 billion world-class transit hub, *Stesen Sentral*. Its infrastructure supports six rail networks, namely the exclusive KLIA Express Rail Link, LRT, Monorail, Commuter and intercity services. With direct connections to the major arterial roads of Kuala Lumpur and a number of major highways, the development is well-placed for access, within an integrated and self-contained live, work and play environment.

With the KL Sentral development accorded Malaysia's Multimedia Super Corridor (MSC) Cybercentre status, companies within the development will in turn enjoy financial and non-financial incentives and this further enhances it as an attractive venue for businesses.

About MRCB

Malaysian Resources Corporation Berhad is one of the leading urban property developers and engineering and construction players in the country. The Group specializes in civil and energy infrastructure development including beach rehabilitation projects, road works, road concessions, educational colleges, hospitals, power plants, and is the nation's biggest developer of high-voltage transmission networks. The Group currently maintains an order book of RM1.8 billion (S$0.8 billion)[1].

MRCB holds an equity stake of 24.9% in UDA Holdings Berhad and its other property interests include the prime Kuala Lumpur Sentral development and a 5,000-acre Bandar Seri Iskandar development in Perak Darul Ridzuan.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 80 cities in 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Australand.

In Malaysia, CapitaLand has a 30% stake in Menara Citibank, a prime 50-storey office tower in Kuala Lumpur's Golden Triangle, and a joint venture with Quill Group where CapitaLand has taken a 40% stake to develop a plot of land in KL Sentral into a premier office building. Also, CapitaLand has a 40% stake in Quill Capita Management Sdn Bhd,

the manager of Quill Capita Trust (QCT), a real estate investment trust (REIT), which launched its Initial Public Offering on 11 December 2006. QCT is CapitaLand's first REIT proposed to be listed outside Singapore, on the Main Board of the Bursa Malaysia Securities Berhad on or about 8 January 2007. CapitaLand has recently announced the establishment of a Malaysia Commercial Development Fund (MCDF) with a target fund size of US$250 million (S$383 million)[2] and an expected gross development value of US$1 billion (S$1.5 billion).

About Quill Group of Companies

The Quill Group is an established one-stop resource in the business of financing, fast-track design, construction and lease-back of purpose-built buildings and facilities to both Malaysian and multinational companies within the Multimedia Super Corridor and elsewhere. Its speciality is in the integration of IT and M&E requirements in the built- to-suit environment. Examples of these are data centres, call centres and business process outsourcing centres.

Established in 1987, Quill is a reputable multi-disciplinary company in Malaysia, with its in-house teams of architects, engineers, space planners, builders and interior designers. Quill also owns furniture factories and a construction company.

Its track record includes the ownership, design, construction and lease-back of the HSBC Global Electronic Processing Centre, the BMW Headquarters and Regional Group Data Centre, and the DHL Global Information Services Centres. These are amongst the largest facilities in Cyberjaya.

Jointly issued by KL Sentral Sdn. Bhd., Malaysian Resources Corporation Berhad, CapitaLand Limited (Regn. No. 198900036N), and Quill Group of Companies

28 December 2006

[2] Based on an exchange rate of US$1: S$1.53

For further information, please contact:

KL Sentral's Contact

Hasnol bin Abdul Hadi at Tel: (603) 2730 2000;

Email: hasnol@klsentral.com.my

MRCB's Contact

Mohaini Mohd Yusof at Tel: (603) 55138080 or 019-2678727;

Email: mohaini@mrcb.com.my

CapitaLand's Contact

Media

Julie Ong, Communications at Mobile: +65 9734 0122;

Email: Julie.ong@capitaland.com.sg

Analyst

Ho Mei Peng, Investor Relations at DID: (65) 6826 5586;

Email: ho.meipeng@capitaland.com.sg

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DIVESTMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITARETAIL CHINA INVESTMENTS (B) BETA PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Retail China Pte. Ltd., has today completed the sale of its wholly-owned subsidiary, CapitaRetail China Investments (B) Beta Pte. Ltd. ("CRCI"), to CapitaRetail China Incubator Fund (the "Fund"). Following such completion, CRCI ceases to be an indirect wholly-owned subsidiary of CapitaLand.

The Fund is a closed-end private fund constituted on 6 June 2006. CapitaLand has an indirect interest of 30% in the Fund, with the balance of 70% owned by institutional investors. The Fund is set up to invest in retail malls in the People's Republic of China which will produce stable income after repositioning, asset enhancement initiatives or leasing activities.

CRCI owns an effective 100% interest in Xihuan Plaza, a retail mall located in Beijing, the People's Republic of China. The sale of CRCI will complete the transfer of Xihuan Plaza to the Fund.

The aggregate consideration for CRCI is US$127.7 million (S$199.4 million) including holding and transactions costs. The consideration was arrived at on a willing-buyer willing-seller basis, and will be satisfied entirely in cash. The net tangible asset value of CRCI is approximately US$123.3 million (S$192.4 million) which represents Phase 1 of Xihuan Plaza as at 30 November 2006.

The above transaction is not expected to have any material financial impact on the net tangible asset or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
28 December 2006

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	28-Dec-2006 20:56:59
Announcement No.	00127

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, The Ascott Group Limited – "Completion of acquisition of a 40-percent interest in Chennai joint venture company"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.Chennaicompletion.pdf Total size = **17K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Co. Reg No: 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

COMPLETION OF ACQUISITION OF A 40-PERCENT INTEREST IN CHENNAI JOINT VENTURE COMPANY

On 7 December 2006, The Ascott Group Limited (the "**Company**") announced that Ascott (Mauritius) Company Limited ("**Ascott Mauritius**") (an indirectly wholly-owned subsidiary of the Company) and Rattha Holding Company Private Limited ("**RHC**"), signed a joint venture agreement ("**JVA**") for the purposes of, inter alia, collaborating in respect of the investment, development and operation of a proposed Citadines property.

Under the JVA, Ascott Mauritius will acquire a 40-percent stake in a new joint venture company ("**JV Co**") in India which will own the Citadines property.

The Company is pleased to announce that the acquisition by Ascott Mauritius of a 40-percent interest in the JV Co (to be named "Rattha Citadines Boulevard (Chennai) Private Limited") has been completed today.

By Order of the Board
Hazel Chew / Doreen Nah
Joint Company Secretaries

Singapore, 28 December 2006

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

COMPLETION OF SALE OF STAKE IN D.L. PROPERTIES LTD

Further to its announcement made on 2 August 2006, CapitaLand Limited ("CapitaLand") wishes to announce that the sale by its indirect wholly-owned subsidiary CapitaLand (Office) Investments Pte Ltd of its 35.37% stake in D.L. Properties Ltd ("DLP") to Equity (CP) Private Limited has been completed today and that DLP has accordingly ceased to be an associated company of CapitaLand.

The above transaction is not expected to have any material financial impact on the net tangible asset or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
29 December 2006